82- SUBMISSIONS FACING S

02028994

MICROFICHE CONTROL LABEL

Follow-Up Materials

REGISTRANT'S NAME First Quantum Minerals

*CURRENT ADDRESS

PROCESSED

MAY 2 1 2002

THOMSON FINANCIAL P

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4461 FISCAL YEAR 11-30-01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☑
12G32BR (REINSTATEMENT)	☐	*SUPPL (OTHER)*	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE : 5/14/02

82-4461

ARS
11-30-01

FIRST QUANTUM
MINERALS LTD.

- Management Discussion and Analysis and Financial Review
- Consolidated Financial Statements November 30, 2001 and 2000 (expressed in U.S. dollars)

MANAGEMENT DISCUSSION AND ANALYSIS AND FINANCIAL REVIEW

Year Ended November 30, 2001Compared to Year ended November 30, 2000

Summary of Financial and Operational Results

The following discussion and analysis of the Company's results of operations should be read in conjunction with the consolidated financial statements and related notes. The results are presented in U.S. dollars.

Net loss for the year 2001 was $[20.98] million or $[0.58] per share, compared with earnings of $7.53 million or $0.30 per share in 2000. Net loss for the year 2001, before write downs of the Connemara Gold Mine ("Connemara") and deferred exploration costs was $[10.61] million or $[0.29] per share and before the loss contributed by Mopani Copper Mines ("Mopani") was $[2.07] million or $[0.06] per share.

Earnings before interest and financing fees, taxes, depletion and amortization and write downs of Connemara and deferred exploration costs for 2001 were $11.29 million or $0.31 per share compared to $22.51 million or $0.89 per share in 2000.

Cash flows from operating activities, before changes in non-cash operating working capital was $4.65 million or $0.13 per share, compared to $17.87 million or $0.71 per share the previous year.

Bwana Mkubwa Copper Mines ("Bwana Mkubwa")

During the year ended November 30, 2001, the Bwana Mkubwa Copper Mine continued to operate efficiently, producing 9,662 tonnes of copper and 62,783 tonnes of surplus sulphuric acid for sale to third parties in the Copperbelt region, compared to 10,025 tonnes copper and 61,889 tonnes surplus sulphuric acid in 2000. A Definitive Engineering and Capital Cost Study for the expansion of the existing process plant to produce up to 35,000 tonnes per annum copper cathode utilizing ore from the Lonshi deposit, located 36 kilometres southeast of the Bwana Mkubwa facility, in the Democratic Republic of Congo has been completed. Exploration activities commenced at Lonshi in November 2000 and the current resource is 5.1 million tonnes grading 5.75% copper or 295,000 tonnes of contained copper. Open pit mining commenced at Lonshi in September 2001. Installation of crushing and milling facilities at Bwana Mkubwa commenced during the fourth quarter. Full production from the expanded plant should be achieved by the fourth quarter, 2002.

Kansanshi Copper Deposit ("Kansanshi")

On August 15, 2001 the Company purchased an effective 80% interest in the Kansanshi Copper Deposit in Zambia. The acquisition was financed by the assumption of $5.39 million in debt which was subsequently repaid by the payment of $2.45 million and the issuance of 1,400,000 First Quantum common shares. In addition, the Company has agreed to pay a deferred payment of $25 million, subject to certain conditions, less an amount equal to the value of the 1,400,000 common shares at the date on which commercial production commences at Kansanshi. At the time the deferred payment is to be paid the Company can elect to pay half the deferred payment in common shares at the same price as valued above. As part of the Kansanshi acquisition the Company has paid $2.0 million to ZCCM Investment Holdings ("ZCCM") and will pay a further $4.0 million to ZCCM upon a positive development decision at Kansanshi. This decision and payment, subject to certain conditions, must be paid by January 10, 2003. ZCCM holds a 20% interest in Kansanshi.

The Kansanshi deposit is one of the premier undeveloped copper deposits in the world. The Company initiated a bankable feasibility study in late 2001 and anticipates it to be completed by the third quarter 2002.

Mopani Copper Mines ("Mopani")

Mopani did not achieve its aggressive production forecast in 2001, despite higher copper and cobalt production levels compared to the previous year. Total copper production was 83,161 tonnes in 2001 compared to 45,804 tonnes in 2000 while cobalt production was 1,780 tonnes in 2001 compared to 749 tonnes in 2000. The increase in metal production in 2001 reflects a full year of production compared to eight months in 2000. Gross profits fell during the year primarily as a result of higher operating costs and lower cobalt prices. Overall the net loss to the Company in 2001at Mopani was US$[8.54]million after taxes and minority interests compared to net earnings of $4.64 million in 2000.

Attributable production from Mopani for the year ended November 30, 2001 was 40,749 tonnes copper and 872 tonnes cobalt, compared to 22,445 tonnes copper and 367 tonnes cobalt in 2000.

Operations

Revenues, Production and Prices

Revenues were $138.12 million in 2001 up 52% from $91.18 million in 2000 as a result of a full year operations at Mopani. At Mopani, the Company's portion of external revenues was $110.95 million in 2001 compared to $57.01 million in 2000. External revenues at the Bwana Mkubwa decreased 12% in 2001 to $24.55 million compared to $28.11 million in 2000 as a result of lower realized copper and sulphuric acid prices. Copper continues to be the largest contributor to the Company's revenue in 2001 representing 66%, tolling charges contributed 15%, cobalt 10% and sulphuric acid 7% compared to 63% copper, 10% tolling charges 9% cobalt and 11% sulphuric acid in 2000. The Connemara Gold Mine in Zimbabwe remains on care and maintenance.

The Company's attributable copper production was 50,411 tonnes in 2001 as compared to 32,470 tonnes in 2000. Surplus acid production was 62,783 tonnes in 2001 compared to 61,889 tonnes in 2000 and cobalt production was 872 tonnes in 2001 compared to 367 tonnes in 2000.

The averaged realized copper price for 2001 was $0.82 per pound compared to the average LME copper price for the year of $0.72. The difference in copper prices realized was the result of a proactive forward hedging strategy. The average realized copper price in 2000 was $0.80 per pound. The average realized price for cobalt in 2001 was $7.15 per pound, compared to $9.94 per pound in 2000. Cobalt can not be hedged.

Operating Cost

As a result of a full year of operation at the Mopani, costs of sales in 2001 rose to $123.49 million compared to $66.16 million in 2000. At Mopani during 2001, cash costs net of credits, which include cobalt and tolling profits, were $0.76 per pound of copper, while total costs net of credits were $0.96 per pound of copper. This compares to cash costs in 2000 of $0.56 per pound of copper and total costs of $0.71 per pound of copper. The increase in operating costs at Mopani, on a per pound of copper basis, is attributed to operating inefficiencies and low cobalt prices, The Company defines cash costs as all operating and administration expenses, while total costs include depletion and amortization, interest and financing and other costs.

At the Bwana Mkubwa Copper, cash costs net of credits which include surplus sulphuric acid profits were $0.18 per pound of copper in 2001 compared with costs of $0.11 per pound of copper in 2000 due to lower sulphuric acid prices. Total cash costs net of credits were $0.61 per pound of copper in 2001, compared to $0.57 per pound of copper in 2000.

Gross Profit

Gross profit from operations was $14.61 million in 2001 compared with $25.02 million in 2000 reflecting the poor performance at Mopani. At Mopani the gross loss for 2001 was $[0.74] million compared to a profit of $7.09 million in 2000. At Bwana Mkubwa gross profit for 2001 was $11.65 million compared to $16.06 million in 2000.

Depletion and Amortization

Depletion and amortization in 2001 was $12.37 million compared to $10.73 million in 2000. The increase in 2001 was principally the result of a full year's depletion and amortization at Mopani.

Other Costs and Expenses

Other costs and expenses including corporate general and administrative, exploration and write offs, foreign exchange gain, and interest and financing fees were $20.15 million in 2001 compared to $6.86 million in 2000. This figure includes a $9.09 million write-down of Connemara, $1.28 million write down of deferred exploration costs associated with the Kolwezi and Likasi tailings projects and $2.13 million in general and administration

Profit (Loss) Before Taxes

The loss before taxes and minority interests was $[17.91] million in 2001 compared to a profit of $7.43 million in 2000. The profit for the year 2001, before write downs of Connemara and deferred exploration costs and before the loss contributed by Mopani was $1.00 million.

Profit (Loss) After Taxes

The loss after taxes and minority interests, equity earnings and future income taxes was $[20.98] million in 2001 compared to a profit of $7.53 million in 2000. Net loss for the year 2001, before write downs of Connemara and deferred exploration costs was $[10.61] million and before the loss contributed by Mopani was $[2.07] million.

Financial Position and Liquidity

Cash Flow from Operating Activities

Cash flow from operating activities in 2001, before changes in non-cash operating working capital was $4.65 million ($0.13 per share) compared to $17.87 million ($0.71 per share) in 2000.

Cash Flow from Financing Activities

Cash flow from financing activities in 2001 generated $23.43 million compared to $16.44 million in 2000 including $22.80 million from proceeds of long term debt, $31.42 million from the issuance of common shares and warrants, offset by $30.57 million in repayment of principal on long term debt.

Cash Flow from Investing Activities

Cash flow from investing activities required $22.73 million in 2001 compared to $24.95 million in 2000. The main investing activities included $16.33 million investment in plant and equipment at Mopani and a $3.81 million investment in plant and equipment at Bwana Mkubwa.

Cash Resources and Liquidity

The Company ended the year with a working capital of $1.42 million, significantly improved compared to a deficit at November 30, 2000 of $[6.32] million. At November 30, 2001, cash was $9.84 million compared to $2.60 million in 2000. Accounts receivable was $13.77 million in 2001 compared to $15.74 million at November 30, 2000. Inventory increased to $25.90 million at November 30, 2001, from $17.74 million at November 30, 2000 as the result of increased consumable stores and finished metal inventories at Mopani. At November 30, 2001, total current assets were $49.51 million compared to $36.08 million at November 30, 2000. Other assets including management fees receivable, investments, mineral properties, fixed assets and deferred financing fees increased at November 30, 2001 to $105.22 million compared to $92.50 million at November 30, 2000 primarily as the result of increased investment in fixed assets at Mopani.

Current liabilities increased by 13% as of November 30, 2001 to $48.09 million compared to $42.40 million at November 30, 2000 primarily due to increased accounts payable and accrued liabilities at Mopani. Long term debt as of November 30, 2001 was $28.91 million compared to $29.73 million at November 30, 2000. Other provisions from the Company's interest in Mopani, include provisions for retrenchment benefits and mine site restoration totaling $23.14 million at November 30, 2001 compared to $21.26 million at November 30, 2000 Other liabilities at November 30, 2001 include a $5.06 million provision for future income tax liability compared to $1.53 million at November 30, 2000.

Outlook

Despite the Company generating a significant financial loss for the year, Bwana Mkubwa continued to operate profitably and made significant advancements in enhancing its asset base and extending the life of its operations. The Company entered into a mining agreement to explore, develop and mine the Lonshi copper deposit. In September 2001, the Company commenced open pit mining operations and by mid-April, 2002, 442,000 tonnes of ore grading 4.31% copper containing approximately 16,000 tonnes of copper was stockpiled. An estimated 730,000 tonnes of ore grading 5.43% copper is to be mined during the period December, 2001 to November 2002.

In early March 2002, the Company completed the construction and commissioning of Phase One of the expansion of the Bwana Mkubwa facility. Phase One consisted of the installation of crushing, milling and pre-leach filtration facilities necessary to process ore from the high grade Lonshi copper deposit. In addition, construction of a second sulphuric acid plant has been completed at Bwana Mkubwa expanding acid production from 300 tonnes per day to 420 tonnes per day. Phase One expansion was financed from current working capital at an estimated cost of $5.50 million. Phase Two of the expansion construction is well underway which will result in the expansion of the leach, filtration, solvent extraction, and electrowinning facilities to a minimum of 30,000 tonnes of LME grade copper cathode per year from the current production rate of 10,000 tonnes of copper cathode. Phase Two construction of Bwana Mkubwa expansion will be completed during the third quarter, 2002 at an estimated cost of $18 million. The Company is well advanced on finalizing a project loan facility for the full Phase Two estimated cost. For the year ending November 2002 Bwana Mkubwa is anticipated to produce 16,000 tonnes of copper cathode and 99,000 tonnes of surplus sulphuric acid. When the Bwana Mkubwa facility is fully expanded to process the Lonshi ore, cash costs net of credits are budgeted to be $0.30 per pound of copper, after credits putting the Bwana Mkubwa operation in the lowest quartile in terms of cost of production.

Complimenting the success of the Bwana Mkubwa operation is the planned completion of a bankable feasibility study on the Kansanshi copper deposit. Kansanshi hosts an open pit mineral resource of 267 million tonnes grading 1.28% copper and 0.16 grams per tonnes gold containing 3.4 million tonnes (7.5 billion pounds) copper and 1.4 million ounces of gold. The study will consider all aspects of the potential development of a new, large scale open pit mine at Kansanshi capable of producing initially between 50,000 – 75,000 tonnes of copper cathode per year. The Company anticipates that first phase construction including engineering civils and some earthworks, subject to certain conditions, could commence late in 2002 with production commencing in early 2004.

At present all of Mopani's funding requirements are being met by Glencore, the 51% shareholder in Carlisa Investments Corp. ("Carlisa") which holds 90% of the equity in Mopani. As of April 19, 2002 the Company elected to reduce its interest in Carlisa from 49% to 18.8% rather than repay to Glencore its share of advances made since 1 December, 2001. The Company is not obligated to make any further capital contributions to Mopani. Depending upon the future profitability and ongoing capital requirements at Mopani, First Quantum, in the event of non-contribution of future funding, may reduce its interest further in Carlisa. Mopani continues to have an aggressive cost cutting program together with initiatives to increase production and improve productivity. Mopani is forecasting 101,000 tonnes copper and 2,000 tonnes cobalt production for the year ending November, 2002. Cash costs net of credits are forecast at $0.76 per pound of copper in 2002.

First Quantum Minerals Ltd.

Consolidated Financial Statements
November 30, 2001 and 2000
(expressed in U.S. dollars)

Management's Responsibility for Financial Reporting

The consolidated financial statements of First Quantum Minerals Ltd. and the information contained in the annual report have been prepared by and are the responsibility of the company's management. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada and, where appropriate, reflect management's best estimates and judgements based on currently available information.

Management has developed and is maintaining a system of internal controls to obtain reasonable assurance that the company's assets are safeguarded, transactions are authorized and financial information is reliable.

The company's independent auditors, PricewaterhouseCoopers LLP, who are appointed by the shareholders, conduct an audit in accordance with Canadian generally accepted auditing standards. Their report outlines the scope of their audit and gives their opinion on the consolidated financial statements.

The Audit Committee of the Board of Directors meets periodically with management and the independent auditors to review the scope and results of the annual audit, and to review the consolidated financial statements and related financial reporting matters prior to approval of the consolidated financial statements.

"G. Clive Newall"

G. Clive Newall
President

"Martin R. Rowley"

Martin R. Rowley
Chief Financial Officer

April 19, 2002

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Chartered Accountants
609 Granville Street, Suite 400
PO Box 10373 Pacific Centre
Vancouver, British Columbia
Canada V7Y 1L3
Telephone +1 (604) 806 7000
Facsimile +1 (604) 806 7806

Auditors' Report

To the Shareholders of
First Quantum Minerals Ltd.

We have audited the consolidated balance sheets of First Quantum Minerals Ltd. as at November 30, 2001 and 2000 and the consolidated statements of loss and deficit and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at November 30, 2001 and 2000 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

"PricewaterhouseCoopers LLP"

Vancouver, B.C. Chartered Accountants

March 1, 2002
(except for note 23, which is as at April 19, 2002)

First Quantum Minerals Ltd.

Consolidated Balance Sheets

As at November 30, 2001 and 2000

(expressed in U.S. dollars)

	2001 $	2000 $
Assets		
Current assets		
Cash and cash equivalents	9,835,973	2,595,236
Accounts receivable and prepaid expenses	13,766,804	15,736,945
Inventory (note 5)	25,904,367	17,744,692
	49,507,144	36,076,873
Management fees receivable (note 6)	2,846,824	992,974
Investments (note 7)	2,313,839	2,160,614
Deferred exploration and acquisition costs (note 8)	108,892	1,387,037
Property, plant and equipment (note 9)	99,787,291	86,974,711
Deferred financing fees (note 11)	160,077	981,332
	154,724,067	128,573,541
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	29,941,550	16,619,238
Current portion of provision for retrenchment benefits (note 13)	2,551,176	3,033,100
Current portion of long-term debt (note 10)	15,595,590	22,744,585
	48,088,316	42,396,923
Long-term debt (note 10)	28,910,211	29,729,875
Deferred revenue (note 21)	850,394	106,075
Future income tax liability (note 12)	5,064,129	1,527,016
Provision for retrenchment benefits (note 13)	13,293,700	11,407,119
Provision for removal and restoration (note 3)	9,849,980	9,849,980
	106,056,730	95,016,988
Minority interests	2,323,077	603,493
	108,379,807	95,620,481
Shareholders' Equity		
Share capital (note 14)	77,187,634	42,821,156
Deficit	(30,843,374)	(9,868,096)
	46,344,260	32,953,060
	154,724,067	128,573,541

Going concern assumption (note 1)

Subsequent events (note 23)

Approved by the Board of Directors

"Martin R. Rowley" Director   "Philip K.R. Pascall" Director

The accompanying notes are an integral part of these consolidated financial statements.

First Quantum Minerals Ltd.

Consolidated Statements of Loss and Deficit

For the years ended November 30, 2001 and 2000

(expressed in U.S. dollars)

	2001 $	2000 $
Revenues		
Copper	91,471,909	57,535,137
Acid	9,521,086	10,451,849
Cobalt	13,750,380	8,043,938
Gold	-	4,474,026
Toll charges	20,753,950	9,088,568
Management fees (note 6)	1,853,850	992,974
Other	750,862	595,788
	138,102,037	91,182,280
Costs and expenses		
Cost of sales	123,489,452	66,163,843
Depletion and amortization	12,367,849	10,730,127
Exploration	617,160	315,443
Foreign exchange loss (gain)	726,479	(70,799)
General and administrative	2,134,538	1,605,849
Interest and financing fees on long-term debt	6,306,846	5,004,755
Writedown of mineral properties and deferred exploration costs (notes 8 and 9)	10,369,240	-
	156,011,564	83,749,218
Earnings (loss) before income taxes, minority interest and equity loss	(17,909,527)	7,433,062
Provision for current income taxes (note 12)	(7,150)	(35,183)
Future income taxes (expense) (note 12)	(3,537,113)	542,733
Minority interest (note 6)	449,276	(244,435)
Equity earnings (loss) (note 7)	29,236	(167,723)
Net earnings (loss) for the year	(20,975,278)	7,528,454
Deficit - Beginning of year	(9,868,096)	(15,326,801)
Future income tax adjustment (note 12)	-	(2,069,749)
Deficit - End of year	(30,843,374)	(9,868,096)
Earnings (loss) per share (note 17)		
Basic	(0.58)	0.30
Diluted	(0.58)	0.27

The accompanying notes are an integral part of these consolidated financial statements.

First Quantum Minerals Ltd.

Consolidated Statements of Cash Flows

For the years ended November 30, 2001 and 2000

(expressed in U.S. dollars)

	2001 $	2000 $
Cash flows from operating activities		
Net earnings (loss) for the year	(20,975,278)	7,528,454
Items not affecting cash		
Management fees (note 6)	(1,853,850)	(992,974)
Minority interest	(449,276)	244,435
Depletion and amortization	12,367,849	10,730,127
Amortization of financing fees on long-term debt	1,042,900	1,310,326
Equity loss (earnings)	(29,236)	167,723
Net recognition of deferred revenue	(106,075)	(1,036,323)
Writedown of mineral properties and deferred exploration costs	10,369,240	-
Accrued interest on deferred liability	746,343	461,155
Future income tax expense (recovery)	3,537,113	(542,733)
	4,649,730	17,870,190
Change in non-cash operating working capital		
Decrease (increase) in receivables and prepaid expenses	2,826,761	(9,610,090)
Increase in inventory	(8,660,014)	(7,120,753)
Increase in accounts payable and accrued liabilities	7,723,531	8,259,106
	1,890,278	(8,471,737)
	6,540,008	9,398,453
Cash flows from financing activities		
Proceeds from long-term debt	22,797,381	28,411,778
Repayments of principal on long-term debt	(30,568,161)	(13,493,677)
Payments for deferred finance fees	(221,645)	-
Proceeds from issue of common shares and warrants	31,422,256	1,520,595
	23,429,831	16,438,696
Cash flows from investing activities		
Payments to acquire property, plant and equipment	(22,605,113)	(15,465,293)
Purchase of Mopani interest	-	(9,569,348)
Proceeds from sale of property, plant and equipment	-	102,000
Payments for exploration of mineral properties	-	(132,689)
Purchase of investments	(123,989)	-
Proceeds from sale of investments	-	120,005
	(22,729,102)	(24,945,325)
Increase in cash and cash equivalents	7,240,737	891,824
Cash and cash equivalents - Beginning of year	2,595,236	1,703,412
Cash and cash equivalents - End of year	9,835,973	2,595,236

Supplemental cash flow information (note 20)

The accompanying notes are an integral part of these consolidated financial statements.

(expressed in U.S. dollars)

1 Going concern assumption

These consolidated financial statements have been prepared on a going concern basis, which assumes that First Quantum Minerals Ltd. (the company or FQM) will be able to realize assets and discharge liabilities in the normal course of business for the foreseeable future.

For the year ended November 30, 2001, the company had a loss of $20,975,278, a working capital of $1,418,828 and an accumulated deficit of $30,843,374. The company has addressed its funding requirement at Mopani Copper Mines Plc (Mopani) by diluting its interest in Carlisa Investment Corp. (Carlisa) (refer to Subsequent events - note 23).

The company is currently reviewing a number of alternatives to raise additional debt or equity to address the ongoing funding requirements for its other operations and projects. Although there is no assurance that the company will be successful in these actions, management is confident that it will be able to secure the necessary financing to enable it to continue as a going concern.

The recoverability of the amounts shown in the consolidated balance sheets for mineral properties and deferred exploration costs and property, plant and equipment is dependent upon the existence of economically recoverable reserves, confirmation of the company's interest in the underlying mining claims, the political and economic stability of the African countries involved, and the company's ability to obtain the necessary financing to fulfil its obligations as they arise and to obtain the necessary financing to complete the development and profitable production of its projects.

These consolidated financial statements do not reflect adjustments to the carrying values of the assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used, that would be necessary if the going concern assumption were not appropriate. Such adjustments could be material.

2 Changes in accounting policies

Income taxes

Effective December 1, 1999, the company adopted the liability method of accounting for income taxes in accordance with the recommendations of the Canadian Institute of Chartered Accountants (CICA). Under this method, future tax assets and liabilities are based upon differences between financial reporting and tax bases of assets and liabilities measured using current income tax rates. The company has adopted the new recommendations retroactively without restating prior years' financial statements. The cumulative effect of adopting the liability method of accounting for income taxes at December 1, 1999 was to increase the deficit by $2,069,749 and increase future income tax liability by $2,069,749.

Earnings per share

Effective November 30, 2000, the company changed its method of calculating earnings per share in accordance with the recommendations of the CICA. The company has adopted the new recommendations retroactively and the adoption of the recommendations did not cause a restatement of the company's financial statements.

(expressed in U.S. dollars)

3 Significant accounting policies

Accounting principles and currency

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles and are expressed in United States (U.S.) dollars. All references to dollars ($) are to U.S. dollars unless otherwise noted. Cdn. $ refers to Canadian dollars and Aus. $ refers to Australian dollars.

Principles of consolidation

The company proportionately consolidates its 49% interest in Carlisa acquired in April 2000 (note 4), which holds a 90% interest in Mopani. The company also holds a 100% interest in the Bwana Mkubwa Copper Mine (Bwana Mkubwa) in Zambia, a 95% interest in the Connemara Gold Mine (Connemara) in Zimbabwe, mineral properties in Zambia, an effective 80% interest in Kansanshi Mining Plc (formerly Cyprus Amax Kansanshi Plc) (Kansanshi) in Zambia (note 4) and an 100% interest in Compagnie Minera De Sakania SPRL (Comisa) in the Democratic Republic of Congo (DRC).

These consolidated financial statements include the accounts of the company, its subsidiaries, and its proportionately consolidated joint venture companies. The company proportionately consolidates its joint venture interest in Mopani (note 23) and consolidate its interest in Kansanshi through its effective control of the board of directors, management and its equity holding.

Estimates, risks and uncertainties

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. While management believes that these estimates and assumptions are reasonable, actual results could vary significantly.

Realization of the company's assets is subject to risks and uncertainties, including reserve estimation; future copper, cobalt, sulphuric acid and gold prices; estimated costs of future production; changes in government legislation and regulations; and various operational factors.

Foreign currency translation

The company's foreign currency transactions have been translated into U.S. dollars at the rate of exchange in effect during the year, and any corresponding gains and losses are included in the determination of operating results.

The company's foreign operations are considered to be integrated and, accordingly, have been translated using the temporal method. Under this method, monetary items are translated at the rate of exchange in effect at the balance sheet dates, and non-monetary items are translated at historical exchange rates. Revenue and expense items are translated at the average rate of exchange in effect during the quarter in which they occur, except for depletion and amortization of plant, property and equipment, which are translated at the same exchange rates as

(expressed in U.S. dollars)

the assets to which they relate. Gains or losses on the translation of monetary items are included in the consolidated statements of loss and deficit.

Cash and cash equivalents

Cash and cash equivalents comprise cash at banks and on hand and other short-term deposits with maturities of three months or less.

Inventory

Product inventories are valued at lower of average cost and net realizable value. Consumable stores are valued at the lower of purchase cost and replacement cost.

Investments

The company's investment in Anvil Mining NL (Anvil) is accounted for using equity method as the company believes that it has the ability and the intention to exercise significant influence over Anvil. Significant influence is deemed to exist as two of Anvil's directors (including the chairman) out of a total of four are directors of FQM and the company is the single largest shareholder.

Using the equity method, the investment is initially recorded at cost and the carrying value adjusted to reflect the company's pro rata share of earnings or losses.

Mineral properties and deferred exploration costs

Exploration and associated costs relating to non-specific projects/properties are expensed in the period incurred. Significant property acquisition costs, exploration and development costs relating to specific properties for which economically recoverable reserves are believed to exist are deferred until the project to which they relate is sold, abandoned or placed into production. No costs will be deferred on a mineral property that is considered to have an impairment in value.

Property acquisition and mine development costs, including costs incurred during production to expand ore reserves within existing mine operations, are deferred and depleted on a units-of-production basis over proven and probable reserves.

Management's estimate of proven and probable reserves is subject to risks and uncertainties affecting the recoverability of the company's investment in mineral properties. Although management has made its best estimate of these factors based on current conditions, it is reasonably possible that changes could occur in the near term that could adversely affect management's estimate of the recoverability of mineral properties and deferred costs and the need for asset impairment writedowns.

Reviews are undertaken regularly to evaluate the carrying values of operating mines and development properties. If it is determined that the net recoverable amount is significantly less than the carrying value and the impairment in value is likely to be permanent, a writedown to the net recoverable amount is made by a charge to earnings.

(expressed in U.S. dollars)

Property, plant and equipment

Property, plant and equipment are recorded at cost less accumulated depletion and amortization. Costs recorded for plants under construction include all expenditures incurred in connection with the development and construction of the plants. Interest and financing costs that relate to the project and are incurred during the construction period are capitalized. No amortization is recorded until the plants are operational.

The company provides for amortization on the following basis:

Units-of-production	Mineral property, buildings, other plant and equipment
10% - 30% straight-line/declining balance	Motor vehicles, furniture and office equipment
14% straight-line	Acid plant

Deferred financing fees

Costs incurred to obtain long-term debt are deferred and amortized over the terms of the underlying debt.

Share capital

Share capital issued for non-monetary consideration is recorded at an amount based on fair market value reduced by an estimate of transaction costs normally incurred when issuing shares for cash, but avoided, as determined by the board of directors of the company. Costs incurred for the issue of common shares are netted against share capital.

Revenue recognition

All metal production, with the exception of gold, is subject to long-term contracts for sale. Revenue from copper, cobalt and gold sales and tolling income is recognized upon despatch to customers. Acid revenue is recorded when a sales agreement has been entered into and the acid shipped. Transfer of the title of the copper, cobalt and gold sold varies depending on the agreements the products are sold under.

Commodity hedging

The company generally enters into derivative transactions with financial institutions as commodity hedges. From time to time, the company may however enter into certain derivative transactions to maximize the commodity prices obtained. Gains or losses as a result of hedged transactions are recognized in revenue in the same period in which the revenue from the hedged production is recorded.

The company has written call options on occasion to maximize commodity prices obtained. The premiums received by the company are recorded as a liability and changes in the fair value of the liability are recognized currently in income.

(expressed in U.S. dollars)

Earnings (loss) per share

Earnings (loss) per share is calculated using the weighted average number of shares outstanding during the period. Diluted earnings per share is calculated by using the treasury stock method whereby all options, warrants and equivalents are assumed to have been exercised at the beginning of the period and the proceeds from the exercise are assumed to have been used to purchase common shares at the average market price during the period.

Environmental expenditures

The operations of the company have been, and may in the future be, affected from time to time in varying degrees by changes in environmental regulations, including those for future removal and site restoration costs. Both the likelihood of new regulations and their overall effect upon the company vary greatly from country to country and are not predictable. To date, the company has made no provision for post-closure reclamation costs at Bwana Mkubwa, Kansanshi, Comisa or Connemara as these amounts are not readily determinable due to the lack of environmental legislation and/or studies undertaken that could generate a reasonable estimate of any provisions required.

At Mopani, a provision for mine restoration and removal costs has been established based on an environmental impact statement compiled by Zambian Consolidated Copper Mines (ZCCM) prior to the acquisition of Mopani.

Environmental expenditures that relate to ongoing environmental and reclamation programs are charged against earnings as incurred or are capitalized and amortized, depending on their future economic benefits.

Stock-based compensation

The company has a stock option plan as described in note 15. No compensation expense is recognized when shares or stock options are issued to directors and employees. Consideration paid on exercise of the stock options is credited to share capital.

4 Acquisitions

Kansanshi

On August 15, 2001, the company purchased an effective 80% interest in Kansanshi, which has the mining rights to the Kansanshi Copper Deposit in Zambia. The effective 80% interest in Kansanshi is through a direct interest of 18.2% and an entitlement to acquire an additional 61.8% at the company's discretion. The company has already paid $300,000 of the outstanding amount to acquire the further 61.8% and has recognized the outstanding liability of $1,700,000 at year-end which has been included in other term debt.

(expressed in U.S. dollars)

The details of the acquisition are as follows:

	$
Net assets acquired at fair values	
Non-cash working capital	(5,745,362)
Minority interest	(2,168,860)
Property, plant and equipment	11,166,072
	3,251,850
The purchase was financed by:	
Cash consideration	31,850
Consulting fee	1,220,000
Payable to ZCCM (note 23)	2,000,000
	3,251,850

The acquisition was financed by the net payment of $31,850, the assumption of debt of $5,394,222 which was subsequently repaid by the payment of $2,450,000 and issuance of 1,400,000 FQM shares. The company also assumed a liability of $2,000,000 for the additional 61.8% interest.

Contingent consideration

The company has agreed to pay a further $4,000,000 to ZCCM contingent upon a positive development decision being made at Kansanshi. This decision and payment, subject to certain conditions, must be made by January 10, 2003.

In addition, upon commercial production at Kansanshi, the company agreed to pay Cyprus $25,000,000 less an amount equal to the market value at that time of 1,400,000 common shares of the company. The company may elect to settle half of this outstanding amount in common shares of the company.

Carlisa (refer to note 23)

On April 1, 2000, Carlisa was formed for the purposes of acquiring a 90% interest in Mopani. The company holds a 49% interest in Carlisa with Glencore International AG (Glencore AG) holding the remaining 51%. Carlisa acquired a 90% interest in Mopani with the remaining 10% interest being held by ZCCM. ZCCM's interest is a 5% free carried interest and a 5% repayable carried interest.

(expressed in U.S. dollars)

On April 1, 2000, Mopani executed an Agreement for the Sale and Purchase of the Mufulira Mine, Smelter and Refinery, and the Nkana Mine, Concentrator and Cobalt Refinery Plant, with ZCCM and the Government of the Republic of Zambia. The table below presents the company's 49% proportionately consolidated share of the net assets acquired:

	$
Net assets acquired at fair values	
Non-cash working capital	9,976,011
Property, plant and equipment	34,545,781
Provision for retrenchment	(17,387,352)
Provision for removal and restoration	(9,849,980)
	17,284,460
The purchase was financed by:	
Cash consideration	9,569,348
Deferred purchase payments	7,377,012
Minority interest	338,100
	17,284,460

The company's interest in this acquisition was financed by a loan from Glencore Finance (Bermuda) Ltd. (Glencore Finance) (note 10) of $9,569,348 (subsequently repaid). The deferred purchase payments presented above have been discounted and will require the total of $23,000,000 (the company's proportionate share of the net present value was $7,377,012) to be paid in five equal instalments starting in January 2003. ZCCM, the original owner of the assets, acquired and maintained a minority interest in Mopani. ZCCM will also be provided with a copper price participation plan equal to $4,600,000 multiplied by 2% for every $0.01 the average copper price exceeds $0.85 per pound, payable for five years from 2003 and capped at $4,400,000 per year. Mopani has also committed to invest $159,000,000 in the operations over the first three years. This commitment can be eliminated by achieving certain production levels as defined in the Sale and Purchase Agreement. Mopani has committed to a further $343,000,000 of capital expenditures, subject to favourable feasibility studies and other contingent events.

5 Inventory (refer to note 23)

	2001 $	2000 $
Acid	111,738	130,945
Metal	8,885,660	1,849,331
Metal-in-circuit	3,122,191	7,461,311
Ore-on-heaps and stockpiles	2,330,500	571,589
Product inventory	14,450,089	10,013,176
Consumable stores	11,454,278	7,731,516
Total inventory	25,904,367	17,744,692

(expressed in U.S. dollars)

6 Joint ventures

Carlisa (refer to note 23)

The company's 49% share of Carlisa has been proportionately consolidated and is summarized below:

	2001 $	2000 $
Current assets	34,511,691	31,604,524
Current liabilities	(45,656,511)	(21,415,349)
Long-term assets	60,137,899	47,343,244
Long-term liabilities	(52,753,890)	(49,292,714)
Minority interest	(133,260)	(582,536)
Net assets (liability)	(3,894,071)	7,657,169
Revenue	110,947,760	57,010,959
Costs and expenses	119,933,272	52,124,386
Net earnings (loss) before tax and minority interest	(8,985,512)	4,886,573
Minority interest	449,276	(244,435)
Net earnings (loss) after minority interest	(8,536,236)	4,642,138
Cash from operating activities	6,576,223	3,799,721
Cash from financing activities	8,554,609	21,092,470
Cash used in investing activities	(16,423,965)	(23,741,233)

Commitments (see note 4)

As remuneration for management services provided to Mopani by the company, Mopani will pay the company a management fee of 2% of the gross value of sales. This management fee has been accrued but is not payable until all loans by Glencore to Mopani and Carlisa are repaid in full. As at November 30, 2001, $2,846,824 (2000 - $992,974) has been included as management fees receivable, which represents the company's proportionate share of the receivable.

The company has recognized in the statements of loss and deficit an amount equal to 51% of the management fees due from Mopani. The remaining 49% has been eliminated on consolidation.

7 Investments

	2001 $	2000 $
Anvil	2,264,439	2,160,614
Other	49,400	-
	2,313,839	2,160,614

(expressed in U.S. dollars)

The company holds 24,860,000 shares (2000 - 21,260,000 shares) representing an 18.4% (2000 - 16%) interest in Anvil, a public company quoted on the Australian and Berlin Stock Exchanges. At November 30, 2001, the share price of Anvil was Aus. $0.06 (2000 - Aus. $0.04) per share, which represents a market value of $775,632 (2000 - $484,182). The company does not believe a writedown is necessary on this investment as management have conducted a net realizable value test on the mineral properties held by Anvil and believe that its proportionate share of these properties exceeds the carrying cost of the investment.

The company has recognized equity earnings for Anvil of $29,236 (2000 - loss of $167,723) in the consolidated statements of loss and deficit.

8 Deferred exploration and acquisition costs

	2001 $	2000 $
Kolwezi	-	268,757
Likasi	-	999,388
Other	108,892	118,892
	108,892	1,387,037

Exploration costs incurred during the years ended November 30, 2001 and 2000 were as follows:

	2001 $	2000 $
Balance - Beginning of year	1,387,037	1,170,456
Acquisitions	-	108,892
	1,387,037	1,279,348
Deferred exploration for the year	-	107,689
Written down during the year	(1,278,145)	-
Balance - End of year	108,892	1,387,037

The company has reviewed its deferred exploration costs in the DRC and has elected not to proceed with the development of Kolwezi and Likasi.

(expressed in U.S. dollars)

9 Property, plant and equipment

			2001
	Cost $	Accumulated depletion, amortization, and write down $	Net $
Mopani (refer to note 23)			
Capital work-in-progress	4,424,126	-	4,424,126
Furniture and office equipment	140,564	46,855	93,709
Land and buildings	10,186,538	758,586	9,427,952
Motor vehicles	1,972,167	657,389	1,314,778
Plant and equipment	48,700,064	3,453,523	45,246,541
	65,423,459	4,916,353	60,507,106
Bwana Mkubwa			
Furniture and office equipment	198,576	172,963	25,613
Land and buildings	3,007,727	1,592,030	1,415,697
Mineral property	12,283,942	8,552,572	3,731,370
Motor vehicles	947,976	570,937	377,039
Plant and equipment	34,842,819	17,589,870	17,252,949
Plant under construction	2,209,999	-	2,209,999
	53,491,039	28,478,372	25,012,667
Kansanshi			
Land and buildings	479,863	-	479,863
Mineral property	11,703,905	-	11,703,905
Motor vehicles	23,327	8,975	14,352
	12,207,095	8,975	12,198,120
Comisa			
Land and buildings	47,230	6,304	40,926
Mineral property	917,202	104,630	812,572
	964,432	110,934	853,498
Connemara [(1)]			
Mineral property	6,523,602	6,523,602	-
Furniture and office equipment	45,447	38,559	6,888
Land and buildings	5,611,373	4,496,010	1,115,363
Motor vehicles	97,316	35,045	62,271
	12,277,738	11,093,216	1,184,522

(expressed in U.S. dollars)

			2001
	Cost $	Accumulated depletion, amortization, and write down $	Net $
Corporate and other			
Furniture and office equipment	40,378	32,064	8,314
Motor vehicles	28,830	5,766	23,064
	69,208	37,830	31,378
Total	144,432,971	44,645,680	99,787,291

(1) Due to the foreign exchange conditions in Zimbabwe, the company placed Connemara on a care and maintenance program during the year ended November 30, 2000. During the current fiscal year, the political, foreign exchange and personal safety conditions continued to deteriorate in Zimbabwe. As a result, the company needed to reassess the economic viability of Connemara, resulting in a decision to write down the value of assets at Connemara by $9,091,095 to estimated liquidation values.

			2000
	Cost $	Accumulated depletion and amortization $	Net $
Mopani			
Capital work-in-progress	2,719,125	-	2,719,125
Furniture and office equipment	74,760	9,968	64,792
Land and buildings	10,135,337	278,258	9,857,079
Motor vehicles	940,720	125,429	815,291
Plant and equipment	35,220,669	940,820	34,279,849
	49,090,611	1,354,475	47,736,136
Bwana Mkubwa			
Furniture and office equipment	199,561	142,774	56,787
Land and buildings	2,888,162	1,103,682	1,784,480
Mineral property	12,283,942	5,472,415	6,811,527
Motor vehicles	503,778	389,079	114,699
Plant and equipment	33,808,595	12,841,402	20,967,193
	49,684,038	19,949,352	29,734,686

(expressed in U.S. dollars)

			2000
	Cost **$**	**Accumulated depletion and amortization** **$**	**Net** **$**
Connemara			
Furniture and office equipment	44,698	17,310	27,388
Land and buildings	5,349,865	1,190,963	4,158,902
Mineral property	6,523,602	1,298,447	5,225,155
Motor vehicles	92,277	15,623	76,654
	12,010,442	2,522,343	9,488,099
Corporate			
Furniture and office equipment	33,147	18,286	14,861
Leasehold improvements	4,499	3,570	929
	37,646	21,856	15,790
Total	110,822,737	23,848,026	86,974,711

(expressed in U.S. dollars)

10 Long-term debt

	2001 $	2000 $
Mopani project finance[1]		
Glencore AG working capital loan (a)	12,250,000	12,250,000
Net ZCCM deferred payments (b)	7,560,210	7,838,167
Barclays Bank of Zambia Limited (c)	4,895,590	4,871,430
Glencore AG working capital standby loan (d)	7,350,000	1,421,000
Total Mopani project finance	32,055,800	26,380,597
FQM financing		
KBC loan (e)	10,500,000	-
Glencore Finance initial loan (f)	-	9,569,348
Investec Bank Limited loan (g)	-	9,534,513
FMO loan (h)	-	4,000,000
Investec Syndicate loan (i)	-	2,000,000
Other (note 4)	1,950,001	990,002
Total FQM financing	12,450,001	26,093,863
Total long-term debt	44,505,801	52,474,460
Less: Current portion	15,595,590	22,744,585
	28,910,211	29,729,875

(1) The company proportionately consolidates its share of the project finance for Mopani. With the exception of the Glencore AG working capital standby loan, the Mopani project finance is not guaranteed by the company nor is there any recourse against the company for this project finance.

The scheduled future minimum payments required are as follows:

	$
2002	15,595,590
2003	21,792,602
2004	1,716,902
2005	1,716,902
2006	1,716,902
2007	1,716,902
Thereafter	250,001
	44,505,801

(expressed in U.S. dollars)

a) Glencore AG working capital loan (Mopani)

Glencore AG provided a $25,000,000 working capital loan facility to Mopani for a period of three years which attracts an interest rate of LIBOR plus 3%. Mopani has granted a first ranking fixed and floating charge over all its assets. Mopani has agreed to pay Glencore AG, on a quarterly basis, the balance of surplus funds, as defined. No such payments were made during the year.

b) Net ZCCM deferred payments

Pursuant to a Sale and Purchase Agreement of Mopani, Mopani agreed to the payment of $23,000,000 in five equal annual instalments commencing on January 1, 2003 to ZCCM. Each year the annual instalment is to be adjusted by cumulative operating gains or losses incurred in the toll treatment of ore from Chibuluma Mines Plc. FQM's proportionate share of the net present value of the deferred purchase consideration payable is $7,560,210 (2000 - $7,838,167). A rate of LIBOR plus 3% was used to calculate the net present value.

c) Barclays Bank of Zambia Limited (Barclays)

During the year ended November 30, 2000, an overdraft facility with Barclays in conjunction with funding requirements of Mopani was activated. The facility can be drawn down to $10,000,000. As at November 30, 2001, $9,991,000 (2000 - $9,941,694) was drawn down. The company's portion was $4,895,590 (2000 - $4,871,430). The facility is repayable on demand by the bank; however, subject to this overriding condition, the overdraft shall be available to December 15, 2001. Interest on the overdraft is charged at 1% above Barclays' US$ base rate, which is currently 8%.

d) Glencore AG working capital standby loan

As part of the Mopani shareholder agreement, if the working capital loan is fully drawn then Glencore AG shall provide a standby facility of a $15,000,000 working capital loan. Mopani is required to grant a second ranking fixed and floating charge over all its assets. The standby facility is for a three-year period and attracts an interest rate of LIBOR plus 3%, and Mopani must repay surplus funds on a quarterly basis in a similar manner to that provided in the Glencore AG working capital loan agreement. As at November 30, 2001, FQM's proportionate share of this facility was $7,350,000 (2000 - $1,421,000).

e) KBC loan

In July 2001, the KBC Bank N.V., Global Trade Finance Group (KBC) provided a $14,250,000 term debt facility to Bwana Mkubwa. The KBC facility is repayable in 19 monthly instalments commencing in July 2001 and has an interest rate of LIBOR plus 2.5% per year. This facility is secured by the assets and rights of Bwana Mkubwa. In January 2002, this facility was extended by $3,750,000 and is repayable 23 months after July 31, 2001.

f) Glencore Finance initial loan

On March 29, 2000, Glencore Finance provided the company with a $9,569,348 interest free loan for the company's portion of the Mopani acquisition. As consideration for the loan, Glencore Finance was granted 1,464,697 share purchase warrants (notes 14(a) and 16). The loan was repaid on April 30, 2001.

(expressed in U.S. dollars)

g) Investec Bank Limited (Investec) loan

The Investec loan bore interest at a rate of 6.5% per annum and was repayable in semi-annual payments over five years commencing on November 5, 1998. The company had pledged certain assets and rights of Bwana Mkubwa as collateral. During the fiscal year ended November 30, 2001, this loan was repaid.

h) FMO loan

The FMO loan was provided by Nederlandse Financierings-Maatschappij Voor Ontwikkelingslanden (FMO). The loan bore interest at a rate of LIBOR plus 5% and was repayable in 48 monthly instalments of $125,000 which commenced on August 31, 1999. The loan was also subject to an annual facility fee of 25% of the amount of the loan outstanding on November 30 of each year and on the last principal repayment date, less interest paid during the same period. This loan was repaid during the fiscal year ended November 30, 2001.

i) Investec Syndicate loan

The Investec Syndicate loan was with Investec Mauritius, ING Bank NV (ING), and Westdeutsche Landesbank Girozentrale (WestLB) (collectively, the Investec Syndicate), Bwana Mkubwa and the company. The Investec Syndicate loan bore interest at LIBOR plus 4% and was repayable in 24 monthly instalments of $250,000 which commenced on August 31, 1999. The Investec Syndicate loan was guaranteed by the company and collateralized by the investment in Bwana Mkubwa. This loan was repaid during the fiscal year ended November 31, 2001.

11 Deferred financing fees

				2001
	Opening $	Additions $	Amortization $	Closing $
Glencore AG loan	491,289	-	491,289	-
Investec Syndicate loan	236,670	-	236,670	-
KBC loan	-	221,645	61,568	160,077
Other	253,373	-	253,373	-
	981,332	221,645	1,042,900	160,077

				2000
	Opening $	Additions $	Amortization $	Closing $
Glencore AG loan	-	1,277,357	786,068	491,289
Investec Syndicate loan	591,667	-	354,997	236,670
Other	422,634	-	169,261	253,373
	1,014,301	1,277,357	1,310,326	981,332

(expressed in U.S. dollars)

12 Income taxes

Effective December 1, 1999, the company adopted CICA Standard 3465, "Accounting for Income Taxes."

a) The income taxes shown in the consolidated statements of loss and deficit differ from the amounts obtained by applying statutory rates to the earnings (loss) before provision for income taxes due to the following:

	2001 $	2000 $
Earnings (loss) before income taxes, minority interest and equity loss	(17,909,527)	7,433,062
Statutory tax rate	45%	45%
Income taxes at statutory rates	(8,059,287)	3,344,878
Valuation allowance adjustment	74,674	(1,536,269)
Benefit of tax losses not recognized	5,958,594	-
Difference in foreign tax rates	2,026,019	(1,808,609)
Current tax expense	7,150	35,183
Future income tax expense (recovery)	3,537,113	(542,733)
Net tax expense (recovery)	3,544,263	(507,550)

b) The company has non-capital loss carryforwards of $71,827,235 that may be available for tax purposes. The losses are in the following countries and expire as follows:

	Canada US$	Zambia US$	Zimbabwe US$
Expiry date			
2005	1,565,629	-	-
2006	1,383,491	-	-
2007	2,024,095	-	-
2008	2,286,932	-	-
2009	-	6,198,000	1,902,468
2010	-	43,427,230	-
2011	-	13,039,390	-
	7,260,147	62,664,620	1,902,468

(expressed in U.S. dollars)

c) The following table sets out changes in the future income tax liability for the current year:

	2001 $	2000 $
Opening future income tax liability	1,527,016	-
Adjustment to opening liability	-	2,069,749
Future income tax expense (recovery)	3,537,113	(542,733)
	5,064,129	1,527,016

The significant components of the company's future tax liability are as follows:

	$
Future income tax assets	
Operating loss carryforwards	2,169,300
Future income tax liabilities	
Excess of carrying value of resource properties over tax loss	7,233,429
Net future income tax liability	5,064,129

Subject to certain restrictions, the company has certain operating losses and exploration and development expenditures available to reduce taxable income of future years. Future tax benefits that may arise as a result of these losses and resource deductions have not been recognized in these consolidated financial statements.

The company has certain non-Canadian non-capital loss carryforwards which have not been recognized.

13 Provision for retrenchment benefits (refer to note 23)

At the time of the acquisition of Mopani, the company acquired an obligation pursuant to the Mukoba Pension Scheme for those employees who are members of the scheme and also provided for retrenchment costs for certain employees. Full provision has been made in respect of past service with ZCCM on the basis of an actuarial valuation. The company's proportionate share of the net present value of this obligation at acquisition was $17,387,352. As at the end of the year, the company had recorded its proportionate share of this current and long-term liability. The total liability recognized is $15,844,876.

(expressed in U.S. dollars)

14 Share capital

Authorized

100,000,000 common shares without par value

Issued

	2001		2000	
	Number of shares	Amount $	Number of shares	Amount $
Balance - Beginning of year	25,768,537	42,821,156	24,656,037	39,614,176
Exercise of stock options (note 15)	327,500	226,851	117,500	117,637
Assigned value of warrants issued (a)	-	339,796	-	1,277,357
Warrants issued for cash (b) (note 16)	-	-	-	1,402,958
Special warrants converted to common shares (note 16)	1,650,000	928,195	550,000	-
Shares issued for cash (e)	13,894,087	29,927,414	-	-
Shares issued for settlement of debt (c)	1,400,000	2,944,222	395,000	325,136
Shares issued for arrangement fee (c) and (d)	-	-	50,000	83,892
Balance - End of year	43,040,124	77,187,634	25,768,537	42,821,156
Represented by:				
Common shares		73,792,654		39,200,378
Warrants		2,439,966		3,469,908
Contributed surplus		955,014		150,870
		77,187,634		42,821,156

a) On March 31, 2000, the company issued 1,464,697 warrants at a fair value of $1,277,357 to Glencore Finance as part of a financing agreement for the acquisition of Mopani. Each warrant is exercisable to acquire into one common share of the company at an exercise price of Cdn. $3.75. Of these warrants, 1,000,000 expired on September 30, 2001 and 464,697 expire on March 31, 2002.

During the year ended November 30, 2001, the company issued two sets of warrants to Canaccord Capital (Europe) Ltd. for services it performed as an agent for two separate common share issues of the company. The first 246,812 warrants were issued in December 2000 and had a fair value of $140,422. Each of these warrants is convertible into one common share of the company and expire on December 20, 2001. In June 2001, the company issued another 436,780 warrants with a fair value of $199,374. These warrants are also convertible into one common share of the company and expire on June 11, 2002.

(expressed in U.S. dollars)

b) On March 15, 2000, the company issued 550,000 special warrants for cash proceeds of Cdn. $3.75 per special warrant, for net proceeds of $1,402,958. Each special warrant was convertible into one common share of the company at no additional cost for a period of one year from the date of issuance of the special warrants.

c) During the year ended November 30, 2000, the company issued 395,000 common shares and paid $35,000 cash in satisfaction of outstanding accounts payable owed by the company.

During the year ended November 30, 2001, the company issued 1,400,000 common shares as part of the settlement of the Phelps Dodge loan which was assumed with the acquisition of Kansanshi Holdings Ltd. The shares were issued at a fair value of Cdn. $3.25.

d) During the year ended November 30, 2000, the company issued 50,000 common shares as a finder's fee for the acquisition of a mineral property. The shares were issued at a fair value of Cdn. $2.50.

e) In December 2000, the company issued 4,936,258 common shares at Cdn. $3.00 per share. In May 2001, the company issued 222,222 shares at Cdn. $4.50 per share and in June 2001, the company issued another 8,735,607 shares at Cdn. $4.05 per share. Net proceeds of these offerings after converting to U.S. dollars, deducting agents commissions and fees and deducting expenses relating to the listing of the company on the London Stock Exchange's Alternative Investment Market (AIM) were $29,927,414.

15 Share stock options

The options were granted at exercise prices equal to the value of stock on the grant date, vest immediately at date of grant, and expire are between one and five years.

The company has a director and employee stock option plan. Under the terms of the plan, the company may grant options to its directors and employees for up to 5,027,107 (2000 - 5,027,107) shares of common stock. The exercise price per share, maximum term and options granted, and the vesting period under the plan are determined by the board of directors and the regulators.

	2001		2000	
Share stock options	Number of shares	Weighted average exercise price Cdn. $	Number of shares	Weighted average exercise price Cdn. $
Outstanding - Beginning of year	2,092,500	1.91	1,995,000	1.93
Granted	1,713,500	3.81	275,000	2.07
Exercised	(327,500)	1.05	(117,500)	1.47
Cancelled	-	-	(60,000)	4.28
Lapsed	100,000	2.57	-	-
Outstanding - End of year	3,378,500	2.94	2,092,500	1.91

(expressed in U.S. dollars)

At November 30, 2001, the following share stock options were outstanding:

	Number of shares	Exercise price Cdn. $	Expiry date
Director stock options			
	100,000	0.85	January 29, 2002
	100,000	3.50	January 29, 2002
	200,000	0.85	April 21, 2002
	60,000	1.50	April 21, 2002
	280,000	4.28	April 21, 2002
	430,000	.85	July 21, 2004
	15,000	1.03	September 14, 2004
	780,000	3.81	May 22, 2006
	1,965,000		
Employee stock options			
	100,000	3.50	March 3, 2002
	55,000	2.95	February 3, 2003
	33,500	4.00	June 13, 2003
	65,000	0.85	July 21, 2004
	20,000	1.50	July 21, 2004
	30,000	0.86	August 5, 2004
	20,000	1.00	September 13, 2004
	30,000	1.30	November 12, 2004
	110,000	1.50	December 15, 2004
	50,000	2.57	August 30, 2005
	900,000	3.81	May 22, 2006
	1,413,500		
Outstanding and exercisable - End of year	3,378,500		

(expressed in U.S. dollars)

At November 30, 2000, the following share stock options were outstanding:

	Number of shares	Exercise price Cdn. $	Expiry date
Director stock options			
	75,000	0.85	December 16, 2000
	100,000	0.85	February 3, 2001
	100,000	3.50	January 29, 2002
	100,000	0.85	January 29, 2002
	280,000	4.28	April 21, 2002
	60,000	1.50	April 21, 2002
	200,000	0.85	April 21, 2002
	430,000	0.85	July 21, 2004
	40,000	1.03	September 14, 2004
	1,385,000		
Employee stock options			
	17,500	0.85	February 3, 2001
	40,000	1.15	February 3, 2001
	65,000	2.95	February 3, 2001
	15,000	2.20	July 7, 2001
	100,000	3.50	March 3, 2002
	55,000	0.86	August 5, 2004
	90,000	0.85	July 21, 2004
	20,000	1.00	September 13, 2004
	35,000	1.30	November 12, 2004
	120,000	1.50	December 15, 2004
	100,000	2.57	August 30, 2001
	50,000	2.57	August 30, 2005
	707,500		
Outstanding and exercisable - End of year	2,092,500		

(expressed in U.S. dollars)

16 Share purchase and special warrants

	2001		2000	
	Number of shares	Weighted average exercise price Cdn. $	Number of shares	Weighted average exercise price Cdn. $
Outstanding - Beginning of year	4,114,697	2.24	2,650,000	1.40
Granted	683,592	4.12	2,014,697	3.75
Exercised	(1,650,000)	0.89	(550,000)	-
Cancelled	(1,000,000)	3.75	-	
Outstanding - End of year	2,148,289	3.17	4,114,697	2.24

As at November 30, 2001, the following share purchase warrants were outstanding:

Number of shares	Exercise price Cdn. $	Expiry date
436,780	4.58	June 11, 2002
246,812	3.30	December 20, 2001
464,697	3.75	March 31, 2002
1,000,000	2.25	August 13, 2004
2,148,289		

During the year ended November 30, 2000, as part of the acquisition of Mopani, Glencore AG was granted 1,000,000 and 464,697 share purchase warrants, with exercise prices of $3.75 per share and expiry dates of September 30, 2001 and March 31, 2002, respectively.

During the year ended November 30, 2000, the company sold 550,000 special warrants at $3.75 per special warrant. These warrants were exercised during the year ended November 30, 2000 (note 14(b)).

During the year ended November 30, 2001, the company issued warrants to Canaccord Capital (Europe) Ltd. for services performed in its role as agent for the offering of two common share issues of the company. In the first issue, its was granted 246,812 warrants, each of which is convertible into one common share of the company at an exercise price of Cdn. $3.30. These warrants expired unexercised on December 20, 2001. In the second issue, it was granted 436,780 warrants, each of which is convertible into one common share of the company at an exercise price of Cdn. $4.58. These warrants expire on June 11, 2002.

(expressed in U.S. dollars)

17 Earnings (loss) per share

In calculating the income available to common shareholders, no adjustment was required to net earnings (loss) for the year as disclosed in the consolidated statements of loss and deficit.

The following table represents the adjustments that were made to the weighted average number of shares as a result of dilutive securities:

	2001	2000
Weighted average shares outstanding	36,326,740	25,203,278
Effect of dilutive securities		
Warrants	-	1,324,107
Options	-	915,473
Adjusted weighted average for dilutive securities	36,326,740	27,442,858

18 Segmented information

a) The company's reportable operating segments are strategic business units that produce different products or services. Each business unit is managed separately because each requires different technology and marketing strategies.

The company's four reportable operating segments are three mining operations and corporate administration.

i) The Mopani operations comprise the Mufulira Division in Zambia, which mines, processes, smelts and refines grade A copper cathodes (MCM-LME board) directly and on a toll basis, and the Nkana Mine, which mines and processes copper and cobalt ores, directly and on a toll basis, and directly and indirectly refines the copper and cobalt ores into finished copper and cobalt products.

ii) Bwana Mkubwa in Zambia produces grade A copper cathodes from ore in tailings dumps and sulphuric acid for use in the copper segment and for sale to third parties.

iii) Connemara near Gweru, Zimbabwe is on a care and maintenance basis.

iv) The corporate/other segment is responsible for the evaluation and acquisition of new mineral properties, regulatory reporting, corporate administration, and portions of the company's financing.

b) The company accounts for inter-segment sales and transfers at cost. No profit or loss is recorded on inter-segment sales.

(expressed in U.S. dollars)

For the year ended November 30, 2001, segmented information is presented as follows:

	Mopani (Zambia) $ (note 23)	Bwana Mkubwa (Zambia) $	Connemara (Zimbabwe) $	Corporate/ other $	Total $
Revenues from external customers	110,947,760	24,549,565	39,700	-	135,537,025
Interest and other income	300,860	73,141	54,351	2,136,663	2,565,015
Inter-segment sales (cost of sales)	(342,409)	342,409	-	-	-
Management fee income (cost)	(1,781,150)	-	-	1,781,150	-
Cost of sales	(109,869,763)	(13,319,234)	(300,458)	-	(123,489,455)
Segment gross profit	(744,702)	11,645,881	(206,407)	3,917,813	14,612,585
Depletion and amortization	3,659,309	8,601,784	90,765	15,974	12,367,832
General and administrative	265,580	-	-	1,868,974	2,134,554
Exploration and write offs	-	-	9,091,095	1,895,305	10,986,400
Foreign exchange (gain) loss	817,811	(36,438)	96,861	(151,754)	726,480
Interest and financing fees	3,498,110	970,324	90,980	1,747,432	6,306,846
Segment profit (loss) before the undernoted items	(8,985,512)	2,110,211	(9,576,108)	(1,458,118)	(17,909,527)
Minority interest	449,276	-	-	-	449,276
Equity earnings	-	-	-	29,236	29,236
Future income tax (recovery)	-	(3,537,113)	-	-	(3,537,113)
Income tax	-	(7,068)	(82)	-	(7,150)
Segment profit (loss) after tax	(8,536,236)	(1,433,970)	(9,576,190)	(1,428,882)	(20,975,278)
Property, plant and equipment additions	16,609,530	3,807,001	267,296	12,976,424	33,660,251
Total assets	95,424,299	43,103,941	1,242,082	143,728,155	283,498,477
Intercompany balances included in total assets	(36,291)	(15,059,543)	(30,026)	(113,648,550)	(128,774,410)
Total consolidated assets	95,388,008	28,044,398	1,212,056	30,079,605	154,724,067

Comisa and Kansanshi have not been included as separate segments in this analysis because they have not yet reached the commercial production stage. All associated costs are being capitalized and are included in corporate/other assets.

(expressed in U.S. dollars)

For the year ended November 30, 2000, segmented information is presented as follows:

	Mopani (Zambia) $	Bwana Mkubwa (Zambia) $	Connemara (Zimbabwe) $	Corporate/ other $	Total $
Revenues from external customers	57,010,959	28,108,533	4,524,672	-	89,644,164
Other income	72,676	308,047	16,963	1,140,430	1,538,116
Inter-segment sales (cost of sales)	(406,394)	406,394	-	-	-
Management fees income (cost)	(954,034)	-	-	954,034	-
Cost of sales	(48,629,552)	(12,763,400)	(4,770,891)	-	(66,163,843)
Segment gross profit (loss)	7,093,655	16,059,574	(229,256)	2,094,464	25,018,437
Depletion and amortization	1,344,422	8,327,708	1,006,127	51,870	10,730,127
General and administrative	32,742	-	-	1,573,107	1,605,849
Exploration	-	-	-	315,443	315,443
Foreign exchange gain	-	(4,279)	(10,038)	(56,482)	(70,799)
Interest and financing fees	829,918	1,585,629	286,343	2,302,865	5,004,755
Segment profit (loss) before tax	4,886,573	6,150,516	(1,511,688)	(2,092,339)	7,433,062
Minority interest	244,435	-	-	-	244,435
Equity earnings (loss)	-	-	-	167,723	167,723
Future income tax recovery	-	(542,733)	-	-	(542,733)
Income tax	-	33,145	2,038	-	35,183
Segment profit (loss)	4,642,138	6,660,104	(1,513,726)	(2,260,062)	7,528,454
Property, plant and equipment additions	49,090,610	418,401	499,617	2,456	50,011,084
Total assets	78,977,768	32,610,313	10,224,233	6,761,227	128,573,541

19 Financial instruments

The carrying values of cash and cash equivalents, accounts receivable and prepaid expenses, accounts payable and accrued liabilities, copper call options and long-term debt approximate their fair values. The company's long-term debt is subject to interest rate risk.

The net ZCCM deferred payment loan is recorded at its net present value using the prevailing LIBOR rate at the inception of the loan plus 3%. If the current LIBOR rate plus 3% were used to calculate the net present value at November 30, 2001, the liability would have been increased by $931,719. Other long-term debt facilities have interest rates that are based on LIBOR, which is variable rate and on this basis, no fair value adjustment would be required.

(expressed in U.S. dollars)

20 Supplemental cash flow information

During the years ended November 30, 2001 and 2000, the company conducted non-cash operating, financing and investing activities as follows:

	2001 $	2000 $
Non-cash operating activities		
Accounts receivable acquired	(856,621)	(3,895,000)
Inventory	(110,934)	(8,023,105)
Accounts payable acquired	7,003,440	1,942,594
	6,035,885	(9,975,511)
Non-cash financing activities		
Debt issued	2,000,000	34,614,344
Minority interest	2,168,859	338,100
Financing fees on long-term debt through issue of note, shares and warrants	-	(1,277,357)
Warrants issued for financing fees	-	1,277,357
Shares issued for financing fees	-	83,892
Shares issued for debt	2,944,222	-
Debt settled through issue of shares	(2,944,222)	-
	4,168,859	35,036,336
Non-cash investing activities		
Property, plant and equipment acquired	(11,055,138)	(24,976,443)
Deferred exploration acquired	-	83,892
Deferred revenue on copper option premiums receivable	850,394	-
	(10,204,744)	(24,892,551)

During the year ended November 30, 2001, the company paid interest of $5,835,889 (2000 - $3,555,020) and taxes of $7,150 (2000 - $35,183).

(expressed in U.S. dollars)

21 Hedging and commitments

The company is exposed to fluctuations in metal prices and enters into contracts to hedge or manage a portion of its exposure to the price of copper.

Bwana Mkubwa

On April 24, 2001, the company entered into a new agreement with Republic House AG, pursuant to which the company has agreed to sell all copper production to Republic House AG from May 2001 to June 30, 2003 inclusive for a price based on the London Metal Exchange quoted price.

At November 30, 2001, the outstanding option contracts for Bwana Mkubwa are as follows:

	Average price per metric tonne $	Maturity date	Deliverable volume (metric tonnes)
Copper put options	1,396	December 2001 - April 2002	2,800
Copper call options	1,511	December 2001 - April 2002	4,800

Mopani

On March 31, 2000, Mopani entered into marketing and off-take agreements for copper and cobalt with Glencore UK Ltd. (Glencore UK) and Glencore AG, respectively. Mopani has appointed Glencore UK and Glencore AG, respectively, as its marketing and sales agents for all copper and cobalt metal produced by Mopani, and has given them the right to purchase all copper and cobalt metal produced. They will receive a commission of 2% on the gross value Free on Board (FOB) port of loading. Such commissions only become payable when dividends can be paid to the shareholders of Mopani and when the Glencore AG working capital loan and the working capital standby loan have been repaid. As at November 30, 2001, Mopani is committed to delivering the following:

	Average price per metric tonne $	Maturity date	Deliverable volume (metric tonnes)
Copper call options	1,652	December 2001 - March 2002	52,000
Forward sales contracts	1,417	December 2001 - February 2002	20,000

(expressed in U.S. dollars)

22 United States GAAP reconciliation

The United States GAAP reconciliation is included solely for the purpose of the company's Annual Information filing on the AIM of the London Stock Exchange. The company is listed on the Toronto Stock Exchange and the AIM and is not an SEC registrant.

The company's financial information is prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). The preparation under Canadian GAAP differs in certain significant respects from that under United States GAAP (U.S. GAAP). The following estimates the impact of the principal measurement differences on these consolidated financial statements of those significant differences identified.

a) Stock-based compensation

Under Canadian GAAP, no compensation expense is recognized in the income statement. Under U.S. GAAP, Financial Accounting Standards Board Statement No. 123, "Accounting for Stock-Based Compensation" (SFAS 123), the company must include in compensation expense the fair value of stock options granted.

The company's stock option plan is described in note 15, and for the purposes of this note the Black-Scholes option pricing model was used to calculate the fair market value. The following assumptions were used in calculating the fair value of the options:

i) dividend yield 0%

ii) expected volatility between 58% and 83%

iii) risk-free rate between 3.52% and 5.66%

iv) expected life of two years.

b) Deferred exploration

Under Canadian GAAP, exploration costs can be capitalized. Under U.S. GAAP, exploration costs if unsuccessful are to be expensed in the year incurred.

c) Investment carrying values

Prior to the year ended November 30, 2000, the company accounted for its investment in Anvil at cost less any amounts written off to reflect an impairment in value that is other than temporary. This gave rise to a difference between Canada and U.S. GAAP. This difference in accounting treatment has been reflected in an opening adjustment to total shareholders equity under other comprehensive income.

Under U.S. GAAP, available-for-sale investments are carried at fair values with any unrealized gains and losses being excluded from earnings and reported in the balance sheet as other comprehensive income.

(expressed in U.S. dollars)

d) Comprehensive income

U.S. GAAP requires that a comprehensive income statement be prepared. Comprehensive income is defined as "the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period; except those resulting from investments by owners and distributions to owners." The comprehensive income statement reconciles the reported net income to the comprehensive income amount.

e) Revenue recognition

Under the company's sales agreements, transfer of title does not necessarily occur when the revenue is recognized. Under U.S. GAAP, title is required to transfer before any revenue can be recognized. This GAAP difference may result in small timing differences in the recognition of revenue that are not reflected in this note.

f) Proportionate consolidation

Under Canadian GAAP, incorporated joint ventures can be proportionately consolidated. Under U.S. GAAP, an incorporated joint venture must be accounted for under the equity method. This difference in accounting does not effect the net earnings but does effect the presentation of both the balance sheet, income statement, and cash flow statement.

g) Reconciliation under U.S. GAAP

The application of the above described generally accepted accounting principles in the United States would have the following estimated effect on net earnings, earnings per share and total shareholders' equity:

i) Net earnings (loss)

	2001 $	2000 $
As reported in accordance with Canadian GAAP	(20,975,278)	7,528,454
U.S. GAAP adjustments		
Stock-based compensation	(543,051)	(235,689)
Deferred exploration	1,278,145	(216,581)
Comprehensive income (loss) under U.S. GAAP	(20,240,184)	7,076,184

(expressed in U.S. dollars)

ii) Earnings per share

Using net earnings per U.S. GAAP results in the following earnings per share amounts:

	2001 $	2000 $
Earnings per share		
Basic	(0.56)	0.29
Diluted	(0.56)	0.27

iii) Total shareholders' equity

	2001 $	2000 $
As reported in accordance with Canadian GAAP	46,344,260	32,953,060
U.S. GAAP adjustments cumulative		
Stock-based compensation (cumulative)	(3,733,390)	(3,222,751)
Deferred exploration	-	(1,278,145)
	(3,733,390)	(4,500,896)
Accumulated other comprehensive income (loss)		
Unrealized losses on securities opening	(1,806,527)	(1,806,527)
U.S. GAAP shareholders' equity	40,804,343	26,645,637

23 Subsequent events

Carlisa dilution

As a result of the ongoing funding requirements of Mopani, the company has reviewed its investment in Carlisa. Rather than continue to make capital contributions to Carlisa, the company has come to an agreement with Glencore, the other joint venturer, that it will immediately dilute its interest in Carlisa from 49% down to an 18.8% interest.

As part of this dilution, the company has also agreed to reduce its number of directors to two on the Board of Directors at Mopani. As of April 19, 2002, the company no longer has joint control over Carlisa. From an accounting perspective, it will no longer be appropriate to proportionately consolidate its investment in Carlisa from the date of this dilution but rather the company will equity account for its investment.

Due to the significance of this change in accounting treatment on the consolidated balance sheet, a restated consolidated balance sheet has been presented to reflect the effect as at November 30, 2001 of equity accounting its 49% interest in Carlisa.

(expressed in U.S. dollars)

The restated consolidated balance sheet is not intended to reflect the results of operations or the financial position of the company which would actually have resulted if the dilution had occurred on November 30, 2001, and is also not necessarily indicative of the results of operations or financial position that may be obtained at the date of dilution.

The following restated consolidated balance sheet reflects the company's 49% interest in Carlisa as if the company had equity accounted for its investment in Carlisa rather than proportionately consolidating:

	$
Assets	
Current assets	
Cash and cash equivalents	9,731,603
Accounts receivable and prepaid expenses	1,278,855
Inventory	3,954,327
	14,964,785
Deferred exploration and acquisition costs	108,892
Equity investment and advances to in Carlisa (note a)	13,707,285
Other investments	2,313,839
Property, plant and equipment	39,649,391
Deferred financing fees	160,077
	70,904,269
Liabilities	
Current liabilities	
Accounts payable and accrued liabilities	4,804,062
Current portion of long-term debt	10,700,000
	15,504,062
Long-term debt	1,750,001
Deferred revenue	52,000
Future income tax liability	5,064,129
	22,370,192
Minority interests	2,189,817
	24,560,009
Shareholders' Equity	46,344,260
	70,904,269

(expressed in U.S. dollars)

a) Reconciliation of Carlisa investment

	$
Proportionately consolidated Carlisa investment (note 6)	(3,894,071)
Management fees receivable (b)	5,582,008
Intercompany loan (c)	9,569,348
Working capital loan (c)	2,450,000
	13,707,285

b) Management fees receivable

As part of the dilution agreement, both joint venturers have agreed that, as at November 30, 2001, both marketing fees charged by Glencore and the management fees charged by the company will cease (note 6).

The outstanding marketing and management fees will remain payable but are not payable until such a time that all loans provided to Mopani by Glencore have been repaid in full (note 10).

As a result of the change in accounting treatment, the company has accounted for 100% of the management fees due from Mopani. Under the proportionate consolidation method, the company had previously only recognized 51% of these management fees or $2,846,824. These outstanding management fees effectively represent part of the company's investment in Carlisa.

c) Intercompany loans and working capital loans

A number of intercompany loans have been advanced to Carlisa. These loans have been included as part of the net investment in Carlisa for the purposes of the restated consolidated balance sheet.

Under the original joint venturers' agreement, the company had provided an intercompany loan to Carlisa of $9,569,348. This loan had previously been eliminated on consolidation.

As part of the Glencore AG working capital loan, the company has advanced directly to Carlisa $2,450,000. This amount had also previously been eliminated on consolidation. The remainder of the company's 49% interest of the Glencore AG working capital loan, $7,350,000, had been provided to the company by Glencore.

For the purposes of calculating the net investment in Carlisa, the loan due from Carlisa of $7,350,000 has been netted against loan payable to Glencore. As part of the dilution, Glencore has agreed to relinquish the company from the obligations under this loan.

(expressed in U.S. dollars)

Other subsequent events

i) Zambian mining tax rates

Subsequent to November 30, 2001, the Zambian Government drafted a statutory instrument that is due to be put before parliament that would reduce the mining tax rates from 35% to 25%. As at November 30, 2001, this would reduce the future income tax liability at Bwana Mkubwa by approximately $1,400,000. This change has not been reflected in these consolidated financial statements.

ii) Kansanshi loan repayment

Subsequent to November 30, 2001, the company paid the $1,700,000 due to ZCCM for the purchase of Kansanshi (note 4).

FIRST QUANTUM
MINERALS LTD.

- Notice of Annual General Meeting
- Information Circular

**Annual Meeting of the
Shareholders will be held at
1:30 p.m., Tuesday May 28, 2002
at The Fairmont Waterfront Hotel
Waterfront Ballroom B
900 Canada Place Way
Vancouver, British Columbia**

FIRST QUANTUM MINERALS LTD

NOTICE OF ANNUAL GENERAL MEETING

NOTICE is hereby given that the Annual General Meeting of the shareholders of First Quantum Minerals Ltd. (the "Company") will be held at The Fairmont Waterfront Hotel, Waterfront Ballroom B, 900 Canada Place Way, Vancouver, British Columbia on Tuesday, May 28, 2002 at 1:30 p.m. (Vancouver time) for the following purposes:

1. To receive and consider the Report of the directors.

2. To receive and consider the Financial Statements of the Company for the year ended November 30, 2001 together with the Auditors' report thereon.

3. To appoint PricewaterhouseCoopers LLP, Chartered Accountants, as auditors for the Company to hold office until the next Annual General Meeting and to authorize the directors to fix the remuneration to be paid to the auditors.

4. To determine the number of directors at six.

5. To elect directors.

6. To approve the issuance, pursuant to one or more private placements in the next 12 months, of up to 21,585,062 common shares, as is more particularly described in the Company's information circular which accompanies this Notice.

7. To transact such other business as may properly come before the meeting or any adjournment or adjournments thereof.

Accompanying this Notice is an Information Circular, form of Proxy, Audited Financial Statements of the Company for the fiscal year ended November 30, 2001 including the Auditor's Report thereon, Report to Shareholders, and Supplemental Mailing List Return Card.

Shareholders unable to attend the Annual General Meeting in person are requested to read the enclosed Information Circular and Proxy, and then complete and deposit the Proxy together with the power of attorney or other authority, or certification, if appropriate, under which it was signed or a notarially certified copy thereof with the Company's Transfer Agent, Computershare Trust Company of Canada, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the meeting.

DATED at Vancouver, British Columbia, this 15th day of April, 2002.

ON BEHALF OF THE BOARD OF DIRECTORS
OF FIRST QUANTUM MINERALS LTD.

Philip K.R. Pascall
Chief Executive Officer

FIRST QUANTUM MINERALS LTD.
#450 - 800 West Pender Street
Vancouver, B.C.
V6C 2V6

INFORMATION CIRCULAR

(Containing information as at April 12, 2002)

I. SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by the management of **First Quantum Minerals Ltd.** (the "Company") for use at the Annual General Meeting of shareholders of the Company (the "Meeting") and any adjournment thereof to be held on **Tuesday, May 28, 2002** at the time and place and for the purposes set forth in the accompanying Notice of Meeting. While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally or by telephone by the directors and regular employees of the Company at nominal cost. All costs of solicitation by management will be borne by the Company.

The contents and the sending of this Information Circular have been approved by the directors of the Company.

II. APPOINTMENT AND REVOCATION OF PROXIES

The individuals named in the accompanying form of proxy are the Chairman and Chief Executive Officer, President and Executive Vice-President, respectively, of the Company. A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT HIM AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY STRIKING OUT THE NAMES OF THOSE PERSONS NAMED IN THE ACCOMPANYING FORM OF PROXY AND INSERTING THE DESIRED PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY OR BY COMPLETING ANOTHER FORM OF PROXY. A proxy will not be valid unless the completed form of proxy is received by **Computershare Trust Company of Canada, 4th Floor - 510 Burrard Street, Vancouver, British Columbia V6C 3B9**, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or any adjournment thereof, or delivered to the Chairman of the Meeting prior to the commencement of the Meeting.

A shareholder who has given a proxy may revoke it by an instrument in writing executed by the shareholder or by his attorney authorized in writing or, where the shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered to the registered office of the Company, **3081 Third Avenue, Whitehorse, Yukon, Y1A 4Z7**, at any time up to and including the last business day preceding the day of the Meeting, or if adjourned, any reconvening thereof, or to the Chairman of the Meeting on the day of the Meeting or, if adjourned, any reconvening thereof or in any other manner provided by law. A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

III. VOTING OF PROXIES

SHARES REPRESENTED BY PROPERLY EXECUTED PROXIES IN FAVOUR OF PERSONS DESIGNATED IN THE ENCLOSED FORM OF PROXY WILL, ON ANY POLL WHERE A CHOICE WITH RESPECT TO ANY MATTER TO BE ACTED UPON HAS BEEN SPECIFIED IN THE FORM OF PROXY, BE VOTED IN ACCORDANCE WITH THE SPECIFICATION MADE.

SUCH SHARES WILL ON A POLL BE VOTED IN FAVOUR OF EACH MATTER FOR WHICH NO CHOICE HAS BEEN SPECIFIED BY THE SHAREHOLDER.

The enclosed form of proxy when properly completed and delivered and not revoked confers discretionary authority upon the person appointed proxy thereunder to vote with respect to amendments or variations of matters identified in the Notice of Meeting, and with respect to other matters which may properly come before the Meeting. In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the Meeting or any further or other business is properly brought before the Meeting, it is the intention of the persons designated in the enclosed form of proxy to vote in accordance with their best judgment on such matters or business. At the time of the printing of this Information Circular, the management of the Company knows of no such amendment, variation or other matter which may be presented to the Meeting.

IV. VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The authorized capital of the Company consists of 100,000,000 common shares without par value. Only the registered holders of Common shares are entitled to receive notice of or to attend and vote at any meetings of the shareholders of the Company. As at April 4, 2002 there were 43,170,124 common shares without par value issued and outstanding.

Only shareholders of record at the close of business on April 12, 2002 who either personally attend the Meeting or who have completed and delivered a form of proxy in the manner and subject to the provisions described above shall be entitled to vote or to have their shares voted at the Meeting.

Each shareholder is entitled to one vote for each common share registered in his/her/its name on the list of shareholders, which is available for inspection during normal business hours at Computershare Trust Company of Canada and at the Meeting of Shareholders.

To the knowledge of the directors and senior officers of the Company, there are no persons or companies who beneficially own, directly or indirectly, or exercise control or direction over shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company

V. ELECTION OF DIRECTORS

Management of the Company proposes to nominate the persons named in the following table for election as Directors of the Company. The term of each of the current directors of the Company will expire at the Meeting and each Director elected at the Meeting will hold office until the next Annual General Meeting or until his successor is duly elected or appointed, unless his office is earlier vacated in accordance with the By-Laws of the Company or he becomes disqualified to act as a Director. The Company does not have an executive committee but does have an audit committee, compensation committee and corporate governance committee as indicated below.

The number of directors on the board of directors of the Company is currently set at seven.

Name & Present Position with the Company	Present Principal Occupation (4)	Commencement of Directorship	Securities Held (5)
Philip K. R. Pascall(2) Australia *Chairman, Chief Executive Officer, Director*	Chairman, Chief Executive Officer, Director	Since June, 1996	694,545
G. Clive Newall United Kingdom *President, Director*	President, Director	Since May, 1996	538,800
Martin R. Rowley Australia *Chief Financial Officer, Director*	Chief Financial Officer, Director	Since March, 1997	177,776

R. Stuart Angus(1)(2)(3) Canada *Director*	February 2001 to present – Lawyer and Partner with Fasken Martineau DuMoulin; 1996 to January 2001 – Lawyer and Partner with Stikeman, Elliott; 1989 to 1996 – Partner with Smith Lyons	Since December, 1997	64,500
Robert A. Watts(1)(2)(3) Canada *Director*	1994 to Present – Self-employed financial and management consultant to the mining industry; July 1996 to present - Chief Financial Officer, First Point Minerals Corp.; August 1995 to present – Chairman and Vice-President Finance, Orca Energy Corp.; November 1998 to present – Chairman and Chief Executive Officer, Gold City Industries Ltd.	Since September, 1999	Nil
Rupert Pennant-Rea(1) (3) United Kingdom *Director*	Chairman of The Stationery Office Group Ltd. (a publisher and printer)	May 16, 2001	Nil

(1) Denotes member of audit committee.
(2) Denotes member of compensation committee.
(3) Denotes member of corporate governance committee.
(4) Includes occupations for preceding five years unless director was elected at the previous Annual General Meeting and was shown as a nominee for election as a director in the Information Circular for that meeting.
(5) The number of shares of the Company carrying the right to vote in all circumstances beneficially owned, directly or indirectly, or over which control or direction is exercised by each proposed nominee as of the date of this Information Circular.

VI. CORPORATE GOVERNANCE

The Board of Directors of the Company believes that sound corporate governance practices are essential to the well being of the Company and its shareholders, and that these practices should be reviewed regularly to ensure that they are appropriate. In The Toronto Stock Exchange's "Guidelines for Improved Corporate Governance" (the "Guidelines") corporate governance is defined as the process and structure used to direct and manage the business and affairs of the company with the objective of enhancing shareholder value, which includes ensuring the financial viability of the business. The process and structure define the division of power and establish mechanisms for achieving accountability among shareholders, the Board of Directors and management.

The Board of Directors is of the view that the Company's general approach to corporate governance as set out in the summary form attached as Appendix "A", is consistent with the objectives reflected in the Guidelines.

VII. STATEMENT OF EXECUTIVE COMPENSATION

A. Compensation to Named Executive Officers

The following table sets forth particulars concerning the compensation of the Named Executive Officers, as defined in Form 51-904 (British Columbia) for the Company's three financial years ended November 30, 1999, 2000 and 2001:

SUMMARY COMPENSATION TABLE

		Annual Compensation			Long Term Compensation Awards			
Name and Principal Position	Year	Salary (US$)	Bonus for the Year (US$)	Other Annual Compen-sation (US$)	Securities Under Options Granted (#)	Restricted Shares / Units Awarded	LTIP Payouts	All Other Compen-sation (US$)
PHILIP K. R. PASCALL Chairman, Chief Executive Officer	2001	$140,000	$Nil	$Nil	180,000	Nil	Nil	$Nil
	2000	$90,000	$Nil	$Nil	Nil	Nil	Nil	$Nil
	1999	$90,000	$Nil	$Nil	90,000	Nil	Nil	$Nil
G. CLIVE NEWALL President	2001	$139,999	$Nil	$Nil	150,000	Nil	Nil	$Nil
	2000	$120,000	$Nil	$Nil	Nil	Nil	Nil	$Nil
	1999	$90,000	$Nil	$Nil	90,000	Nil	Nil	$Nil
MARTIN R. ROWLEY Chief Financial Officer	2001	$147,500	$Nil	$Nil	150,000	Nil	Nil	$Nil
	2000	$120,000	$Nil	$Nil	Nil	Nil	Nil	$Nil
	1999	$90,000	$Nil	$Nil	90,000	Nil	Nil	$Nil
MICHAEL D. PHILPOT Executive Vice President	2001	$100,000	$Nil	$Nil	75,000	Nil	Nil	$Nil
	2000	$90,000	$Nil	$Nil	Nil	Nil	Nil	$Nil
	1999	$90,000	$Nil	$Nil	160,000	Nil	Nil	$Nil
ALAN J. STEPHENS Vice President, Exploration	2001	92,500	$Nil	$Nil	60,000	Nil	Nil	$Nil
	2000	$42,499	$Nil	$Nil	50,000	50,000	Nil	$Nil
	1999	$Nil	$Nil	$Nil	Nil	Nil	Nil	$Nil

B. Long-Term Incentive Plan

On April 28, 1997, the Company adopted a Stock Option Plan (the "Plan") to grant incentive stock options to executive officers, employees and directors. Shareholder approval of the Plan was obtained at the Company's Annual General Meeting on May 30, 1997. The Plan has been amended to increase the allotted number of shares under the Plan, and this amendment was approved by the shareholders at the Annual General Meeting of the

Company held on May 26, 2000. The maximum number of shares which may be issued pursuant to the Plan is 5,027,107 common shares.

The Company has no other incentive plans, and no cash or non-cash compensation was paid or distributed to executive officers under any other incentive plan during the most recently completed financial year.

C. Options and Stock Appreciation Rights ("SARs")

The following table sets forth the grant of options to purchase shares of the Company issued to the Named Executive Officers during 2001..

OPTION/SAR GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

Name	Securities Under Options Granted (#)	% of Total Options Granted to Employees in Financial Year	Exercise or Base Price (CDN$/Security)	Market Value of Securities Underlying Options on the Date of Grant (CDN$/Security)	Expiration Date
Philip K.R. Pascall	180,000	10.5%	$3.81	$3.81	May 22, 2006
Martin R. Rowley	150,000	8.7%	$3.81	$3.81	May 22, 2006
G. Clive Newall	150,000	8.7%	$3.81	$3.81	May 22, 2006
Michael D. Philpot	75,000	4.4%	$3.81	$3.81	May 22, 2006
Alan J. Stephens	60,000	3.5%	$3.81	$3.81	May 22, 2006

The following table sets out incentive stock options exercised by the Named Executive Officers during the most recently completed financial year as well as the fiscal year-end value of stock options held by the Named Executive Officers. During this period, no outstanding SARs were held by the Named Executive Officers.

AGGREGATED OPTION/SAR EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION/SAR VALUES

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized (CDN$) (1)	Unexercised Options at November 30, 2001 (#) Exercisable/ Unexercisable	Value of Unexercised in-the Money Options at November 30, 2001 (CDN$) Exercisable/ Unexercisable (2)
Philip Pascall	Nil	N/A	540,000/Nil	$409,500/Nil
G. Clive Newall	Nil	N/A	440,00/Nil	$370,500/Nil
Martin Rowley	Nil	N/A	360,000/Nil	$409,500/Nil
Michael D. Philpot	100,000	$195,000	235,000/Nil	$312,000/Nil
Alan J. Stephens	Nil	N/A	110,000/Nil	$11,500/Nil

(1) Based on the difference between the option exercise price and the closing market price of the Company's shares on the date of exercise.

(2) In-the-Money Options are those where the market value of the underlying securities as at November 30, 2001 exceeds the option price. The closing market price of the Company's shares as at November 30, 2001 was $2.80.

D. Option and SAR Repricings

The Company has not repriced downward any options or freestanding SARs held by any Named Executive Officer during the fiscal year ended November 30, 2001.

E. Defined Benefit or Actuarial Plan Disclosure

The Company does not provide retirement benefits for directors and executive officers.

F. Termination of Employment, Change in Responsibilities and Employment Contracts

During the year ended November 30, 2001 there were management contracts outstanding with the Named Executive Officers.

Pursuant to a management agreement dated June 1, 1997 between the Company and Test Engineering (Pty) Ltd., Philip Pascall, Chairman and Chief Executive Officer of the Company, was retained to provide management services to the Company for a fee of US $10,000 per month plus reimbursement of out-of-pocket expenses. On February 1, 1998, the monthly fee was reduced to US $7,500 per month plus reimbursement of out-of-pocket expenses. Effective June 1, 2001 the salary was increased to an aggregate annual salary of US$190,000, payable in monthly installments of US$15,833.34 per month plus reimbursement of out-of-pocket expenses. This agreement may be terminated at any time by either party by providing 90 days notice to the other party.

Pursuant to a management agreement dated March 1, 1997 between the Company and G. Clive Newall, President of the Company, Mr. Newall was retained to provide management services to the Company for a fee of US $10,000 per month plus reimbursement of out-of-pocket expenses. On February 1, 1998, the monthly fee was reduced to US $7,500 per month plus reimbursement of out-of-pocket expenses. Effective December 1, 1999 the monthly fee was increased from US$7,500 to US$10,000. Effective June 1, 2001, the salary was increased to an aggregate annual salary of US$160,000, payable in monthly installments of US$13,333.34. This agreement may be terminated at any time by either party providing 90 days notice to the other party.

Pursuant to a management agreement dated June 1, 1997 between the Company and Jaeger Investments (Pty) Ltd., Martin Rowley, Chief Financial Officer of the Company, was retained to provide management services to the Company for a fee of an aggregate of US $10,000 per month plus reimbursement of out-of-pocket expenses. On February 1, 1998, the monthly fee was reduced to US $7,500 per month plus reimbursement of out-of-pocket expenses. Effective December 1, 1999 the salary was increased from US$7,500 to US$10,000. Effective June 1, 2001 the salary was increased to an aggregate annual salary of US$175,000, payable in monthly installments of US$14,583.34. This agreement may be terminated at any time by either party by providing 90 days notice to the other party.

Pursuant to a management agreement dated June 1, 1998 between the Company and Protec Development Inc., Michael D. Philpot, Executive-Vice-President of the Company, was retained to provide management services to the Company for a fee of an aggregate of US $7,500 per month plus reimbursement of out-of-pocket expenses. Effective June 1, 2001 the salary was increased to an aggregate salary of US$110,000, payable in monthly installments of US$9,166.67. This agreement may be terminated at any time by either party by providing 90 days notice to the other party.

Pursuant to a management agreement dated May 1, 2000 between the Company and Alan J. Stephens, Vice-President, Exploration of the Company, Mr. Stephens was retained to provide management services to the Company for an aggregate annual salary of US$85,000, payable in monthly installments of US$7,083.33, plus reimbursement of out-of-pocket expenses. Effective June 1, 2001, the annual salary was increased from US$85,000 to US$95,000, payable in monthly installments of US$7,916.67. This agreement may be terminated at any time by either party providing 30 days notice to the other party.

G. Composition of the Compensation Committee

The Company's compensation committee consists of Philip K.R. Pascall, Chairman of the Company and Chief Executive Officer, and R. Stuart Angus, and Robert A. Watts, independent directors of the Company. The responsibilities of the Compensation Committee are to review the adequacy and form of compensation of directors, and to supervise the administration of the employees' stock option plan.

H. Report on Executive Compensation

The compensation of executive officers is composed primarily of two elements: namely a base salary and the allocation of incentive stock options. To date, the Company has not awarded any bonuses nor is there currently any intention by the compensation committee to do so. In establishing levels of remuneration and in granting stock options, the compensation committee takes into consideration an individual's performance, level of expertise, responsibilities, length of service to the Company and comparable levels of remuneration paid to executives of other companies of comparable size and development within the industry. The individual executive does not participate in review, discussions or decisions of the compensation committee regarding their respective remuneration.

This report is submitted by the members of the Compensation Committee: Philip K.R. Pascall, R. Stuart Angus and Robert A. Watts.

I. Compensation of Directors

The Company provides remuneration to directors, who are not officers of the Company, for services to the Company of US$12,000 per year. Directors are also granted stock options from time to time at the discretion of the Compensation Committee.

Directors are also reimbursed for travel and other reasonable expenses incurred in attending board and committee meetings.

During the most recently completed financial year, the following stock options were granted to the directors of the Company pursuant to the Company's Employee Stock Option Plan:

Name	Number Granted	Exercise Price per Share	Date of Grant
Philip Pascall	180,000	$3.81	May 22, 2001
G. Clive Newall	150,000	$3.81	May 22, 2001
Martin Rowley	150,000	$3.81	May 22, 2001
Michael Philpot	75,000	$3.81	May 22, 2001
Robert Watts	75,000	$3.81	May 22, 2001
R. Stuart Angus	75,000	$3.81	May 22, 2001
Rupert Pennant-Rea	75,000	$3.81	May 22, 2001

J. Performance Graph

The following information and chart comprises the Company's five year share price performance for CDN $100 invested in the Company on November, 1995 with the performance of the VSE Composite Index over the same period.


First Quantum Minerals Ltd.
Comparison of Five Year Return (Cdn$)
300.00
250.00
200.00
150.00
100.00
50.00
0.00
1996
1997
1998
1999
2000
2001
First Quantum
TSE Composite Index
TSE Metals & Minerals

Inputs	1996	1997	1998	1999	2000	2001
Year End Stock Price (Cdn $)	$4.10	3.05	0.98	1.21	3.17	2.80
Dividends	nil	nil	nil	nil	nil	nil
TSE Composite Index	6017	6513	6344	7523	8820	7426
TSE Metals & Minerals Index	5521	3934	3169	3806	3429	4009

Total Return Analysis	1996	1997	1998	1999	2000	2001
Number of Shares	24	24	24	24	24	24
First Quantum	100.00	74.39	23.90	29.51	77.32	68.29
TSE Composite Index	100.00	108.24	105.43	125.03	146.58	123.42
TSE Metals & Minerals	100.00	71.26	57.40	68.94	62.11	72.61

The year-end values of each investment shown are based on the closing share price plus dividends reinvested during the year.

VIII. INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS TO THE COMPANY

No director or senior officer of the Company or any associate or affiliate of any such director or senior officer is or has been indebted to the Company or any of its subsidiaries at any time during the Company's last completed financial year.

IX. INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Other than as set forth in this or any previous Information Circular and other than transactions carried out in the normal course of business of the Company or any of its affiliates, none of the directors or senior officers of the Company, no shareholder beneficially owning shares carrying more than 10% of the voting rights attached to the shares of the Company, nor an associate or affiliate of any of the foregoing persons had during the last completed financial year, any material interest, direct or indirect, in any transaction which materially affected the Company or in any proposed transaction which has or would materially affect the Company.

X. INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as set forth in this Information Circular, no director or senior officer of the Company, at any time since the beginning of the Company's last financial year, nor any proposed nominee for election as a director, nor any associate or affiliate of any of the foregoing, has any material interest, directly or indirectly, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon.

XI. REMUNERATION AND APPOINTMENT OF AUDITORS

Management of the Company proposes to nominate PricewaterhouseCoopers LLP, Chartered Accountants, for appointment as auditors of the Company to hold office until the next Annual General Meeting of the shareholders at remuneration to be fixed by the directors. PricewaterhouseCoopers LLP were first appointed auditors of the Company on April 16, 1997.

XII. MANAGEMENT CONTRACTS

The management functions of the Company are not to any substantial degree performed by any person other than the senior officers and directors of the Company.

XIII. OTHER MATTERS TO BE ACTED UPON

Advance Shareholder Approval for the Issuance of a Number of Shares by Private Placement That Exceeds 25% of the Company's Issued and Outstanding Share Capital

The Company from time to time investigates opportunities to raise financing on advantageous terms. It expects to undertake one or more financings over the next year and expects some of them to be structured as private placements.

Under the rules of The Toronto Stock Exchange the aggregate number of shares of a listed company which are issued or made subject to issuance (i.e. issuable under a share purchase warrant or option or other convertible security) by way of one or more private placement transactions during any particular six-month period must not exceed 25% of the number of shares outstanding (on a non-diluted basis) prior to giving effect to such transactions (the "TSE 25% Rule"), unless there has been shareholder approval of such transactions.

The application of the TSE 25% Rule may restrict the availability to the Company of funds which it may wish to raise in the future by private placement of its securities.

In particular, management of the Company considers it to be in the best interests of the Company to solicit private placement funds for working capital and Company operations. The Toronto Stock Exchange has a working practice that it will accept advance approval by shareholders in anticipation of private placements that may exceed the TSE 25% Rule, provided such private placements are completed within 12 months of the date such advance shareholder approval is given.

THE COMPANY'S ISSUED AND OUTSTANDING SHARE CAPITAL IS CURRENTLY 43,170,124 COMMON SHARES AND THE COMPANY PROPOSES THAT THE MAXIMUM NUMBER OF SHARES WHICH EITHER WOULD BE ISSUED OR MADE SUBJECT TO ISSUANCE UNDER ONE OR MORE PRIVATE PLACEMENTS IN THE 12 MONTH PERIOD COMMENCING ON MAY 14, 2002 WOULD NOT EXCEED 43,170,124 SHARES IN THE AGGREGATE, OR 50% OF THE COMPANY'S ISSUED AND OUTSTANDING AS AT APRIL 12, 2002.

Any private placement proceeded with by the Company under the advance approval being sought at the Meeting will be subject to the following additional restrictions:

(a) it must be substantially with parties at arm's length to the Company;

(b) it cannot materially affect control of the Company;

(c) it must be completed within a twelve month period following the date the shareholder approval is given; and

(d) it must comply with the private placement pricing rules of The Toronto Stock Exchange which currently require that the issue price per Common share must not be lower than the closing market price of the Common shares on The Toronto Stock Exchange on the trading day prior to the date notice of the private placement is given to The Toronto Stock Exchange (the "Market Price"), less the applicable discount, as follows:

Market Price	Maximum Discount
$0.50 or less	25%
$0.51 to $2.00	20%
Above $2.00	15%

(For these purposes, a private placement of unlisted convertible securities is deemed to be a private placement of the underlying listed securities at an issue price equal to the lowest possible price at which the securities are convertible by the holders thereof).

In any event, The Toronto Stock Exchange retains the discretion to decide whether or not a particular placement is "substantially" at arm's length or will materially affect control in which case specific shareholder approval may be required.

In anticipation that the Company may wish to enter into one or more private placements in the next 12 months that will result in it issuing and /or making issuable such number of its Common shares, taking into account any shares that may be issued upon exercise of any warrants, options or other rights granted in connection with the private placements, that will exceed the TSE 25% Rule, the Company requests that its shareholders pass an ordinary resolution in the following terms:

"RESOLVED, as an ordinary resolution, that the issuance by the Company in one or more private placements during the twelve month period commencing May 28, 2002 of such number of securities that would result in the Company issuing or making issuable 21,585,062 common shares as is more particularly described in the Company's Information Circular dated April 8, 2002, is hereby approved."

XIII. GENERAL

Management of the Company is not aware of any other matters which are to come before the Meeting other than the matters referred to in the Notice of Meeting. However, if any matters other than those referred to herein should be presented at the Meeting, the persons named in the enclosed proxy are authorized to vote the shares represented by the proxy in accordance with their best judgement.

The contents and sending of this Circular have been approved by the Board.

DATED at Vancouver, British Columbia, this 15th day of April, 2002.

ON BEHALF OF THE BOARD OF DIRECTORS

Philip K.R. Pascall, Chief Executive Officer

Appendix "A"

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Mandate of the Board of Directors

Pursuant to the *Business Corporations Act* (Yukon), the Board is required to manage, or supervise the management of, the affairs and business of the Company. The Board's principal responsibilities are to supervise and evaluate management, to oversee the conduct of the Company's business, to set policies appropriate for the business of the Company and to approve corporate strategies and goals. The Board is to carry out its mandate in a manner consistent with the fundamental objective of enhancing shareholder value.

In discharging its duty of stewardship over the Company, the Board expressly undertakes the following specific duties and responsibilities: (i) approving, supervising and providing guidance on the Company's strategic planning process; (ii) identifying the principal risks of the Company's business and ensuring the implementation of appropriate risk management systems; (iii) ensuring that the Company has management of the highest calibre and maintaining adequate and effective succession plans for senior management; (iv) overseeing the integrity of the Company's internal control and management information systems; (v) overseeing the Company's communications policy with its shareholders and with the public generally; (vi) ensuring that the Company has complied with the environmental standards and regulations imposed by the governments in its relevant jurisdictions and (vii) providing for the independent functioning of the Board.

Composition of the Board of directors and Relationship to Significant Shareholder

The Corporation currently has seven Directors, three of whom, R. Stuart Angus, Robert A. Watts and Rupert Pennant-Rea qualify as unrelated directors who are independent of management and free from any interest or business relationship which could, or could be perceived to, materially interfere with their ability to act in the best interests of the Company. Philip K.R. Pascall, G. Clive Newall, Martin R. Rowley and Michael D. Philpot qualify as related directors due to their management positions with the Company. Since Michael D. Philpot is not standing for re-election as a Director at the Meeting, following the Meeting the Board of Directors will be comprised of six Directors, three of whom qualify as related Directors. The Board of Directors is of the view that six individuals will be appropriate and facilitate effective decision-making, however the appointment of an additional independent director is appropriate so that the Board of Directors will then be comprised of a majority of unrelated Directors.

The Company does not have a significant shareholder with the ability to vote a majority of the outstanding shares of the Company for the election of directors.

Board Independence

The Chairman and Chief Executive Officer, the President, the Chief Financial Officer and the Executive Vice-President of the Corporation are active and central members of management of the Company.

The Board believes that adequate structures and processes are in place to facilitate the functioning of the Board independently of the Company's management. The Audit Committee, the Compensation Committee and the Corporate Governance Committee consist of a majority of directors who are unrelated to the Company's management.

The Board has not yet constituted a Nominating Committee for the purpose of proposing to the full Board new nominees for election as Directors, and for assessing Directors on an ongoing basis. Given the Corporation's current stage of development, the Board is presently of the view that it functions effectively as a committee of the whole in this regard. Nonetheless, it will continue to monitor its effectiveness on an on-going basis, with a view to fully implementing the TSE guideline at the appropriate time.

Board Committees

The Board has established three committees: the Audit Committee, the Compensation Committee and the Corporate Governance Committee.

The Audit Committee is comprised of three directors, two of whom are unrelated directors. The Audit Committee is comprised of Michael D. Philpot, Robert A. Watts and R. Stuart Angus. The Audit Committee reviews the annual and quarterly financial statements of the Company, oversees the annual audit process, the Company's internal accounting controls and the resolution of issues identified by the Company's auditors, and recommends to the Board the firm of independent auditors to be nominated for appointment by the shareholders at the next annual general meeting. In addition, the Audit Committee meets annually with the external auditors of the Company, without the presence of any other members of management, with the exception of any member of the Audit Committee who is a related director. Following the Meeting, the Audit Committee will be comprised of Robert A. Watts, R. Stuart Angus and Rupert Pennant-Rea.

The Company's Compensation Committee consists of Philip K.R. Pascall, Chairman of the Company and Chief Executive Officer, and R. Stuart Angus and Robert A. Watts, independent directors of the Company. The Compensation Committee determines the salary and benefits of the executive officers of the Company, determines the general compensation structure, policies and programs of the Company, administers the Company's stock option plan, and delivers an annual report to shareholders on executive compensation.

The Corporate Governance Committee is comprised of three directors, Philip K.R. Pascall, R. Stuart Angus and Rupert Pennant-Rea. The Corporate Governance Committee recommends to the Board as to corporate procedures in order to address the issues of corporate governance within the organization, defines limits of management's responsibilities and identifies new directors for consideration by the Board of the Company.

Decisions Requiring Prior Approval by the Board

The Board has delegated the day-to-day management of the business and affairs of the Company to the Chairman and Chief Executive Officer, the President, the Chief Financial Officer and the Executive Vice-President, subject to compliance with capital plans approved from time to time by the Board. Prior approval by the Board is also required in many specific instances under the *Business Corporations Act* (Yukon), securities legislation and the by-laws, rules and policies of the TSE.

Recruitment of New Directors and Assessment of Board

The Corporate Governance Committee, which meets at least once a year, is required to identify, review the qualifications of and recommend to the Board possible nominees for the Board to be proposed in management's Information Circular for election or re-election at each annual general meeting of the Company and to identify, review the qualifications of and recommend to the Board possible candidates to fill vacancies on the Board between annual general meetings.

In the future, each new director will be welcomed by existing directors with an outline of the nature of the Company's business, its corporate strategy, current issues within the Company, the expectations of the Company concerning input from directors and the general responsibilities of the Company's directors. New directors will be required to meet with management of the Company to discuss and better understand the business of the Company and will be advised by counsel to the Company of their legal obligations as directors of the Company.

Shareholder Feedback and Concerns

The Company presently conducts an active shareholder relations program, under the direction of its Manager of Corporate Communications, Geoff Chater. The program involves meeting with a broad spectrum of investors, including briefing sessions for analysts and investment fund managers with respect to reported financial results and other announcements by the Company, as well as meetings with individual investors, members of the press and public. Shareholders are informed of developments in the Company by the issuance of timely press releases.

Management of the Company routinely make themselves available to shareholders to respond to questions and concerns. Shareholder concerns are dealt with on an individual basis, usually by providing requested information. Significant shareholders concerns are brought to the attention of the management of the Company or the Board.

Under its written mandate, the Board is required to oversee the Company's communications policy. The Board monitors the policies and procedures that are in place to provide for effective communication by the Company with its shareholders and with the public generally, including effective means to enable shareholders to communicate with senior management and the Board. The Board also monitors the policies and procedures that are in place to maintain a cohesive and positive image of the Company with shareholders, the mining industry, governments and the public generally.

Expectations of Management

The Board expects management of the Company to conduct the business of the Company in accordance with the Company's ongoing strategic plan and to meet or surpass the annual and long-term goals of the Company set by the Board in consultation with management. As part of its annual strategic planning process, the Board specifies its expectations of management both over the next financial year and in the context of the Company's long-term goals. The Board reviews management's progress in meeting these expectations at Board meetings normally held every quarter.